
03021054

2002 ANNUAL REPORT




U M H

UNITED MOBILE HOMES, INC.



Revenues, FFO and Net Income
MILLIONS OF DOLLARS
30
28
26
24
22
20
18
16
14
12
10
8
6
4
2
0
17.2
6.6
4.2
18.8
7.0
4.6
20.6
7.8
5.2
26.9
8.3
5.6
29.4
9.3
6.5
1998
1999
2000
2001
2002
TOTAL REVENUES
FUNDS FROM OPERATIONS (FFO)
NET INCOME



Total Shareholder Return
200%
150%
100%
50%
0%
-50%
1998
1999
2000
2001
2002
UMH
S&P 500
Morgan Stanley REIT Index
Nasdaq



Dividend Growth & Payout Ratio
0.88
0.86
0.84
0.82
0.80
0.78
0.76
0.74
0.72
0.70
0.68
79%
78%
71%
71%
71%
0.74
0.75
0.76
0.80
0.87
1998
1999
2000
2001
2002
PER SHARE DIVIDENDS
PAYOUT RATIO
(as a percent of FFO)



Geographic Breakdown
Tennesee
10%
Ohio
18%
Pennsylvania
43%
New Jersey
16%
New York
13%

Note: Certain sections in this annual report contain forward-looking statements. The future often brings developments that we did not anticipate. Under Federal Securities Laws, companies are protected against being sued for forward-looking statements as long as the company identifies the statements and discusses the uncertainties. Manufactured home communities are noted for their stability and predictability, but even these communities are adversely affected by national or regional declines in economic conditions, changes in interest rates and operating costs, overbuilding, earthquakes, floods and tornadoes. Litigation and governmental regulations (including environmental and rent control regulations) are not predictable. Adverse trends in occupancy, rents and rent collection may be difficult to recognize until several years' results are in. Forward-looking statements in this report include these items and those statements that refer to future capital resources, profitability and portfolio performance or other future events. Readers are cautioned not to place reliance on forward-looking statements without considering the uncertainties mentioned.

MESSAGE FROM THE CHAIRMAN OF THE BOARD

Dear Fellow Shareholders:

United Mobile Homes, Inc. (United) has completed thirty-four years of operations. This is now my thirty-fifth year as Chairman of the Board. United operates as a real estate investment trust (REIT). United is the twenty-fourth largest owner of manufactured home communities in the nation and is one of five publicly-owned REITs specializing in manufactured home communities.

United owns twenty-five manufactured home communities containing approximately six thousand home sites. United is a publicly-owned company with an estimated 2,500 shareholders. United's shares are listed on the AMEX, under the symbol UMH. United is very proud of its individual shareholders, many of whom have been shareholders for generations. In 2002, we raised the dividend four times. The dividend was recently raised to an annual rate of $.90 per share. Management would like to continue to increase the dividend in 2003. Management's focus is always on the long term. We know our dedicated shareholders appreciate that this is the only way to build shareholder value.

At December 31, 2002, United had outstanding 7,671,450 shares at a market price of $13.54. This gave our REIT a stock market capitalization of more than $100 million. Management is very proud of this milestone reached in 2002. Management is also proud to report that United has maintained its Standard & Poor's stock ranking of A.

United pioneered a response to the under-valuation of REIT shares in the public marketplace by purchasing REIT securities. United currently holds approximately $33 million in REIT securities. By investing in REIT securities, we seek increased income and capital gains. United believes in the securitization of real estate by means of the REIT concept. REIT securities often represent a better value than buying properties directly. United believes it is logical to acquire a portfolio of REIT securities. United has achieved increased income, increased liquidity and a very strong financial statement utilizing REIT securities for investment.

United has substantial funds to invest. United is refinancing its communities with long-term loans at historically low interest rates. Today, neither the purchase of manufactured home communities nor the purchase of REIT securities can provide the ten to fifteen percent returns management considers as a bench mark requirement for investment. Therefore, we are considering alternative strategies and investments. When we consider these alternatives, we consider share buyback programs as well as substantial increases in dividend payout. It is a nice management problem to have but is nevertheless a problem. We have made many innovative and successful management decisions in the past. This by no means guarantees we will make the right decisions in the future. We have told the real estate brokerage community that we will consider real estate investments outside the manufactured home community area. Whether we actually make any such investments has not yet been determined.

United continues to execute successfully on its long-term business plan. We manage United, Monmouth Real Estate Investment Corporation (NASDAQ/NMS:MNRTA) and Monmouth Capital Corporation (NASDAQ Small Cap:MONM). There are efficiencies in running three REITs. It has also helped us attract and keep a dedicated staff.

Very truly yours,



EUGENE W. LANDY
Chairman of the Board



Eugene W. Landy and Samuel A. Landy

MESSAGE FROM THE PRESIDENT

Dear Fellow Shareholders:

United Mobile Homes, Inc. (United) is a real estate investment trust (REIT pronounced "REET"). A REIT is a business formed for the purpose of owning and managing real estate pursuant to special provisions of the tax code. Those special provisions were enacted in 1960 so that individual investors without large amounts of money could earn the returns on real estate that until then were only available to people who could buy whole properties.

REITs allow the ownership of real estate to be securitized into individual shares of stock without the double taxation that comes from a standard corporation. These shares of stock allow an investor to obtain partial ownership of apartments, offices, manufactured home communities or other property types by purchasing them in the public market. The REIT vehicle also solves the lack of liquidity that comes with having private ownership of a property.

The ability to generate current return plus appreciation makes REIT investments attractive. Real estate can and often does appreciate in value. Real estate can and often does offer a current return on investments. A property that earns 8% and appreciates, say 4%, can realize a 12% return before taxes. A 12% return doubles your money in six years assuming the yield is not eaten up by taxes. REIT stocks owned in a 401(k) Plan, Simple Plan, IRA or other tax-deferred account allow the investor to earn their REIT income tax deferred.

United is a small real estate investment trust. My father, Eugene W. Landy, founded the company in 1968. We own, operate, expand and may even build manufactured home communities. Since the 1950's many people have believed that manufactured housing would be the answer to this country's affordable housing crisis. In many areas of the country, this has proven to be true. However, local zoning restrictions have prevented manufactured homes from doing even more to solve the shortage of affordable housing in the Northeast. These local restrictions put us in the position of providing a product that people need in an environment that does not have a lot of competition.

Manufactured home communities are fascinating. Location is very important. Our communities with the highest rents can have the oldest homes and the smallest lots as a result of the surrounding economy. These rents are as high as $475 per month. A newer community in less populated areas can have vacancies and the rent can be as low as $192 per month. United's communities are mostly located in the northeastern United States in valuable locations.

United has sought to expand our communities in these higher rent areas. The demand for doublewide manufactured homes in the expansions is strong. Singlewide manufactured home lots are more difficult to rent in the less populated areas. The current lack of financing for purchasers of manufactured homes is resulting in vacancies in some of our communities.

Overall for the year, occupancy ended at 5,258 occupied lots, a decrease of 21 lots from a year ago. The vast majority of move outs are older homes that cannot be financed by a person seeking to buy a used home. Our challenge is to remove the abandoned old homes and replace them with new homes. If we desired to fill the vacant lots with rental homes, my belief is we could immediately re-occupy those lots. However, because of investor perception that rental homes are inferior to resident owned homes, we limit our number of rentals to less than 500-rental units. Rentals are easily filled because the occupants do not need the same down payment or credit approval as a homebuyer. Rental homes do have a greater percentage of bad debt then tenant-owned homes. Rented units can earn very substantial profits and demonstrate the need for affordable housing.

United's sales operation is important to United's growth. United sold approximately $5.5 million worth of homes in 2002. This resulted in almost 150 homes being placed in our communities. These homes should generate rental income for the next 20 years. These units improve the physical appearance of our communities. Of the $5.5 million in home sales, approximately $2 million was financed by our subsidiary. As the community owner, our ability to repair, resell and manage our collateral gives us a substantial advantage over outside financing companies. My belief is that our competitive advantages will make us successful in manufactured home financing despite the significant losses suffered by other finance companies in recent years. Financing homes increases the efficiency of the community manager and staff by increasing the revenue that each employee is responsible for. The same manager who collects the rent from 250 rented lots can easily collect the finance payments from 25 financed homes. United has a market capitalization of over $100 million; $2 million per year in financing provides no significant risks to United's results and may in fact turn out to be a profitable way to grow our business.

United owns 25 communities consisting of almost 6,000 spaces. Company wide we own approximately 190 acres to expand our existing communities. Our primary income comes from renting the manufactured home owner the space to keep their home. We believe the manufactured home spaces appreciate in value each year.

Very truly yours,



SAMUEL A. LANDY
President

COMMUNITY DEVELOPMENT

In many of the properties currently owned by the Company, there is additional unimproved land, which lends itself to future development. When many of the communities were purchased by the Company, the undeveloped lands were given little or no value. In the future, they may develop substantial value. These additional land holdings throughout the Company are reviewed frequently by management to monitor the economic changes in the particular area to determine if expansion of certain properties is warranted. There are currently approximately 800 additional sites in various stages of engineering/construction. We continue to monitor demand at these locations.

Projected expansion	2003	2004	2005 (number of sites)	2006	2007
Allentown	40	17			
Brookview		30	30	30	30
Cedarcrest				20	
Cross Keys	10				
Fairview	40		20		
Highland Estates	54				
Kinnebrook	25	25	22		
Lake Sherman	30	25	20		
Pine Ridge	25	25	25		
Port Royal		48			
River Valley	20				
Sandy Valley			20		
Spreading Oaks		25	25	25	25
Wood Valley				25	25
Totals:	**244**	**195**	**162**	**100**	**80**





Selected Financial Data

	December 31,				
	2002	2001	2000	1999	1998
Income Statement Data:					
Total Revenues	**$29,423,893**	$26,882,399	$20,644,731	$18,807,085	$17,193,278
Total Expenses	**23,576,227**	21,303,647	15,418,042	14,248,985	13,004,682
Gain (Loss) on Sales of Investment Property and Equipment	**664,546**	(28,264)	(37,318)	(1,964)	13,095
Net Income	**6,512,212**	5,550,488	5,189,371	4,556,136	4,201,691
Average Number of Shares Outstanding	**7,600,266**	7,457,636	7,339,684	7,252,774	7,042,701
Net Income Per Share -					
Basic	**.86**	.74	.71	.63	.60
Diluted	**.85**	.74	.71	.63	.60
Cash Flow Data:					
Net Cash Provided by Operating Activities	**$6,747,943**	$4,277,851	$7,171,086	$6,770,625	$6,556,937
Net Cash Used by Investing Activities	**(7,076,423)**	(11,027,374)	(4,068,797)	(12,032,660)	(8,606,679)
Net Cash Provided (Used) by Financing Activities	**1,099,628**	6,918,095	(2,427,680)	5,154,277	2,690,831
Balance Sheet Data:					
Total Assets	**$89,026,506**	$80,334,844	$62,945,597	$58,575,312	$50,046,649
Mortgages Payable	**43,321,884**	38,652,025	32,055,839	30,419,153	21,411,576
Shareholders' Equity	**29,736,417**	27,964,534	22,839,426	21,391,307	23,212,813
Other Data:					
Funds from Operations*	**$9,319,106**	$8,263,308	$7,845,528	$7,010,633	$6,591,995
Cash Dividends Per Share	**.8650**	.8025	.7575	.75	.7375

*Funds from Operations (FFO) is defined as net income excluding gains (or losses) from sales of depreciable assets, plus depreciation. FFO should be considered as a supplemental measure of operating performance used by real estate investment trust (REITs). FFO excludes historical cost depreciation as an expense and may facilitate the comparison of REITs which have different cost bases. The items excluded from FFO are significant components in understanding and assessing the Company's financial performance. FFO (1) does not represent cash flow from operations as defined by generally accepted accounting principles; (2) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (3) is not an alternative to cash flow as a measure of liquidity. FFO, as calculated by the Company, may not be comparable to similarly entitled measures reported by other REITs. The Company's FFO is calculated as follows:

	2002	2001	2000	1999	1998
Net Income	**$6,512,212**	$5,550,488	$5,189,371	$4,556,136	$4,201,691
(Gain) Loss on Sales of Depreciable Assets	**(3,546)**	28,264	37,318	1,946	(13,095)
Depreciation Expense	**2,810,400**	2,684,556	2,618,839	2,452,533	2,403,399
FFO (1)	**$9,319,106**	$8,263,308	$7,845,528	$7,010,633	$6,591,995

(1) Includes gain on sale of land of $661,000 in 2002.

THE YEAR IN REVIEW

Recent Share Activity

	2002		2001		2000	
	High	Low	High	Low	High	Low
First Quarter	12.50	11.77	12.75	9.63	8-7/8	7
Second Quarter	13.85	12.15	12.35	10.65	8-1/2	7-3/8
Third Quarter	13.50	12.25	11.95	10.50	9-1/2	8-1/8
Fourth Quarter	13.54	12.22	12.50	10.25	9-3/4	8-3/8

	Share Volume	Opening Price	Closing Price	Dividends Paid	Share Appreciation	Total Yield
1997	1,018,000	11-3/8	11-3/4	.70	3.3%	9.4%
1998	1,475,000	11-3/4	10-5/8	.7375	(9.6%)	(3.3%)
1999	1,638,000	10-5/8	8-1/4	.75	(22.4%)	(15.3%)
2000	1,259,000	8-1/4	9-1/2	.7575	15.2%	24.4%
2001	852,000	9.50	12.18	.8025	28.2%	36.6%
2002	**1,008,000**	**12.18**	**13.54**	**.865**	**11.2%**	**18.3%**


Annual FFO Growth
MILLIONS OF DOLLARS
10
8
6
4
2
0
1998
1999
2000
2001
2002


Quarterly Dividends Paid
Per Common Share
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02

Form 10-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period __________________ to __________________

Commission File Number 0-13130

United Mobile Homes, Inc.
(Exact name of registrant as specified in its charter)

New Jersey	22-1890929
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification number)

3499 Route 9, Suite 3C, Freehold, New Jersey	07728
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code (732) 577-9997

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock $.10 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K X .

Based upon the assumption that directors and executive officers of the registrant are not affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at March 14, 2003 was $107,771,225. Presuming that such directors and executive officers are affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at March 14, 2003 was $80,349,564.

The number of shares outstanding of issuer's common stock as of March 14, 2003 was 7,692,450 shares.

Documents Incorporated by Reference:
- Exhibits incorporated by reference are listed in Part IV, Item (a)(3).

PART I

ITEM I – BUSINESS

General Development of Business

United Mobile Homes, Inc. (the Company) owns and operates twenty-five manufactured home communities containing 5,979 sites. The communities are located in New Jersey, New York, Ohio, Pennsylvania and Tennessee.

The Company was incorporated in the State of New Jersey in 1968. Its executive offices are located at 3499 Route 9, Suite 3C, Freehold, New Jersey 07728. Its telephone number is (732) 577-9997.

Effective January 1, 1992, the Company elected to be taxed as a real estate investment trust (REIT) under Sections 856-858 of the Internal Revenue Code. The company received from the Internal Revenue Service a favorable revenue ruling that it qualified as a REIT. The Company will not be taxed on the portion of its income which is distributed to shareholders, provided it distributes at least 90% of its taxable income, has at least 75% of its assets in real estate investments and meets certain other requirements for qualification as a REIT.

Background

Monmouth Capital Corporation, a publicly-owned Small Business Investment Corporation, that had owned approximately 66% of the Company's stock, spun off to its shareholders in a registered distribution three shares of United Mobile Homes, Inc. for each share of Monmouth Capital Corporation. The Company in 1984 and 1985 issued additional shares through rights offerings. The Company has been in operation for thirty-four years, the last seventeen of which have been as a publicly-owned corporation.

Narrative Description of Business

The Company's primary business is the ownership and operation of manufactured home communities – leasing manufactured home spaces on a month-to-month basis to private manufactured home owners. The Company also leases homes to residents.

A manufactured home community is designed to accommodate detached, single family manufactured housing units, which are produced off-site by manufacturers and delivered by truck to the site. Such dwellings, referred to as manufactured homes (which should be distinguished from travel trailers), are manufactured in a variety of styles and sizes. Manufactured homes, once located, are rarely transported to another site; typically, a manufactured home remains on site and is sold by its owner to a subsequent occupant. This transaction is commonly handled through a broker in the same manner that a more traditional single-family residence is sold. Each owner of a manufactured home leases the site on which the home is located from the Company.

Manufactured homes are being accepted by the public as a viable and economically attractive alternative to common stick-built single-family housing. During the past five years, approximately one-fifth of all single-family homes built and sold in the nation have been manufactured homes.

The size of a modern manufactured home community is limited, as are other residential communities, by factors such as geography, topography, and funds available for development. Generally, modern manufactured home communities contain buildings for recreation, green areas, and other common area facilities, which, as distinguished from resident owned manufactured homes, are the property of the community owner. In addition to such general improvements, certain manufactured home communities include recreational improvements such as swimming pools, tennis courts and playgrounds. Municipal water and sewer services are available to some manufactured home communities, while other communities supply these facilities on site. The housing provided by the manufactured home community, therefore, includes not only the manufactured dwelling unit (owned by the resident), but also the physical community framework and services provided by the manufactured home community.

The community manager interviews prospective residents, ensures compliance with community regulations, maintains public areas and community facilities and is responsible for the overall appearance of the community. The manufactured home community, once fully occupied, tends to achieve a stable rate of occupancy. The cost and effort in moving a home once it is located in a community encourages the owner of the manufactured home to resell the manufactured home rather than to remove it from the community. This ability to produce relatively predictable income, together with the location of the community, its condition and its appearance, are factors in the long-term appreciation of the community.

Effective April 1, 2001, the Company, through its wholly-owned taxable subsidiary, UMH Sales and Finance, Inc. (S&F), began to conduct manufactured home sales in its communities. This company was established to enhance the occupancy of the communities.

Investment and Other Policies of the Company

The Company may invest in improved and unimproved real property and may develop unimproved real property. Such properties may be located throughout the United States. In the past, it has concentrated on the northeast.

The Company has no restrictions on how it finances new manufactured home communities. It may finance communities by purchase money mortgages or other financing, including first liens, wraparound mortgages or subordinated indebtedness. In connection with its ongoing activities, the Company may issue notes, mortgages or other senior securities. The Company intends to use both secured and unsecured lines of credit.

The Company may issue securities for property, however, this has not occurred to date, and it may repurchase or reacquire its shares from time to time if, in the opinion of the Board of Directors, such acquisition is advantageous to the Company. During 2002, the Company purchased 46,000 shares of its own stock at a total cost of $603,024.

The Company also invests in both debt and equity securities of other REITs. The Company from time to time may purchase these securities on margin when the interest and dividend yields exceed the cost of funds. At December 31, 2002 and 2001, the Company had $32,784,968 and $25,917,748, respectively, of securities available for sale. Included in these securities are Preferred Stock and Debt securities of $18,012,877 and $2,297,125, respectively, at December 31, 2002 and $15,219,657 and $1,452,413, respectively, at December 31, 2001. The unrealized gain on securities available for sale at December 31, 2002 and 2001 amounted to $3,988,429 and $3,541,001, respectively.

Property Maintenance and Improvement Policies

It is the policy of the Company to properly maintain, modernize, expand and make improvements to its properties when required. The Company anticipates that renovation expenditures with respect to its present properties during 2003 will be consistent with 2002 expenditures. It is the policy of the Company to maintain adequate insurance coverage on all of its properties; and, in the opinion of the Company, all of its properties are adequately insured.

Risk Factors

Real Estate Industry and Competition Risks

The Company's investments will be subject to the risks generally associated with the ownership of real property, including the uncertainty of cash flow to meet fixed obligations, adverse changes in national economic conditions, changes in the relative popularity (and thus the relative price) of the Company's real estate investments when compared to other investments, adverse local market conditions due to changes in general or local economic conditions or neighborhood values, changes in interest rates and in the availability of mortgage funds, costs and terms of mortgage funds, the financial conditions of residents and sellers of properties, changes in real estate tax rates and other operating expenses (including corrections of potential environmental issues as well as more stringent governmental regulations regarding the environment), governmental rules and fiscal policies including possible proposals for rent controls, as well as expenses resulting from acts of God, uninsured losses and other factors which are beyond the control of the Company. The Company's investments are primarily in rental properties and are subject to the risk or inability to attract or retain residents with a consequent decline in rental income as a result of adverse changes in local real estate markets or other factors.

The Company will be competing for manufactured home community investments with numerous other real estate entities, such as individuals, corporations, REITs and other enterprises engaged in real estate activities, possibly including certain affiliates of the Company. In many cases, the competing concerns may be larger and better financed than the Company, making it difficult for the Company to secure new manufactured home community investments. Competition among private and institutional purchasers of manufactured home community investments has increased substantially in recent years, with resulting increases in the purchase price paid for manufactured home communities and consequent higher fixed costs.

Governmental Regulations

Local zoning and use laws, environmental statutes and other governmental requirements may restrict expansion, rehabilitation and reconstruction activities. These regulations may prevent the Company from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act may require the Company to modify its properties. Future legislation may impose additional requirements. No prediction can be made as to what requirements may be enacted or what changes may be implemented to existing legislation.

Rent control affects only two of the Company's manufactured home communities which are in New Jersey and has resulted in a slower growth of earnings from these properties.

Environmental Liability Risks

Current and former real estate owners and operators may be required by law to investigate and clean up hazardous substances released at the properties they own or operate or have owned or operated. They may be liable to the government or to third parties for property damage, investigation costs and cleanup costs. Contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. There is no way of determining at this time the magnitude of any potential liability to which the Company may be subject arising out of unknown environmental conditions or violations with respect to the properties it owns. Environmental laws today can impose liability on a previous owner or operator of a property that owned or operated the property at a time when hazardous or toxic substances were disposed of, or released from, the property. A conveyance of the property, therefore, does not relieve the owner or operator from liability. The Company is not aware of any environmental liabilities relating to its properties which would have a material adverse effect on its business, assets, or results of operations. However, no assurance can be given that environmental liabilities will not arise in the future.

The Company owns and operates 11 manufactured home communities which either have their own wastewater treatment facility, water distribution system, or both. At these locations, the Company is subject to compliance of monthly, quarterly and yearly testing for contaminants as outlined by the individual state's Department of Environmental Protection Agencies.

Currently, the Company is not subject to radon or asbestos monitoring requirements.

Insurance Considerations

The Company generally maintains insurance policies related to its business, including casualty, general liability and other policies covering business operations, employees and assets. The Company may be required to bear all losses that are not adequately covered by insurance. Although management believes that the Company's insurance programs are adequate, no assurance can be given that the Company will not incur losses in excess of its insurance coverage, or that the Company will be able to obtain insurance in the future at acceptable levels and reasonable cost.

Financing Risks

The Company finances a portion of its investments through debt. This debt creates risks, including a) rising interest rates on floating rate debt; b) failure to repay or refinance existing debt as it matures, which may result in forced disposition of assets on disadvantageous terms; c) refinancing terms less favorable than the terms of the existing debt; and d) failure to meet required payments of principal and/or interest.

Amendment of Business Policies

The Board of Directors determines the growth, investment, financing, capitalization, borrowing, REIT status, operating and distribution policies. Although the Board of Directors has no present intention to amend or revise any of these policies, these policies may be amended or revised without notice to shareholders. Accordingly, shareholders may not have control over changes in Company policies.

Market Perception of Common Stock

The market value of the Company's common stock may be based primarily upon the market's perception of the Company's growth potential and current and future cash dividends, and may be secondarily based upon the real estate market value of the Company's underlying assets. The market price of the Company's common stock is influenced by the dividend on the Company's common stock relative to market interest rates. Rising interest rates may lead potential buyers of the Company's common stock to expect a higher dividend rate, which would adversely affect the market price of the Company's common stock. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and the Company's ability to service the Company's indebtedness and pay dividends.

Qualification as a REIT

The Company intends to qualify as a REIT. If it fails to do so, it will not be allowed to deduct distributions to shareholders in computing taxable income and will be subject to Federal and state income taxes, including any applicable alternative minimum tax, at regular corporate rates. In addition, the Company may be barred from qualification as a REIT for the four years following disqualification. The additional tax incurred at regular corporate rates would reduce significantly the cash flow available for distribution to shareholders and for debt service.

Furthermore, the Company would no longer be required to make any distributions to shareholders as a condition to REIT qualification. Any distributions to shareholders that otherwise would have been subject to tax as a capital gain dividend would be taxable as ordinary income to the extent of the Company's current and accumulated earnings and profits. Corporate distributees, however, may be eligible for the dividends received deduction on the distributions, subject to limitations under the Internal Revenue Code.

To qualify as a REIT, the Company must comply with certain highly technical and complex requirements. Management cannot be certain that the Company has complied with these requirements since there are few judicial and administrative interpretations of these provisions. In addition, facts and circumstances that may be beyond the Company's control may affect the Company's ability to qualify as a REIT. No assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to qualification as a REIT or with respect to the Federal Income tax consequences of qualification. The company intends to qualify as a REIT. However, no assurance can be given that the Company qualifies as a REIT or will remain qualified as a REIT.

Notwithstanding the Company's status as a REIT, the Company is subject to various Federal, state and local taxes on income and property. The Company will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains, provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. The Company may also have to pay some state income or franchise taxes because not all states treat REITS in the same manner as they are treated for Federal income tax purposes.

Number of Employees

On March 14, 2003, the Company had approximately 100 employees, including Officers. During the year, the Company hires approximately 20 part-time and full-time temporary employees as lifeguards, grounds keepers and for emergency repairs.

ITEM 2 – PROPERTIES

United Mobile Homes, Inc. is engaged in the ownership and operation of manufactured home communities located in New Jersey, New York, Ohio, Pennsylvania and Tennessee. The Company owns twenty-five manufactured home communities containing 5,979 sites. The following is a brief description of the properties owned by the Company:

Name of Community	Number of Sites	2002 Average Occupancy	Current Rent Per Month Per Site
Allentown 4912 Raleigh-Millington Road Memphis, TN 38128	414	84%	$257
Brookview Village Route 9N Greenfield Center, NY 12833	133	81%	$310
Cedarcrest 1976 North East Avenue Vineland, NJ 08360	283	99%	$385
Cranberry Village 201 North Court Cranberry Township, PA 16066	201	90%	$361
Cross Keys Village Old Sixth Avenue Road, RD #1 Duncansville, PA 16635	133	91%	$243
D & R Village Route 146, RD 13 Clifton Park, NY 12065	244	95%	$346
Fairview Manor 2110 Mays Landing Road Millville, NJ 08332	276	87%	$375
Forest Park Village 724 Slate Avenue Cranberry Township, PA 16066	252	90%	$312
Heather Highlands 109 S. Main Street Pittston, PA 18640	457	65%	$235
Highland Estates 60 Old Route 22 Kutztown, PA 19530	269	92%	$371
Kinnebrook 201 Route 17B Monticello, NY 12701	212	90%	$370

Name of Community	Number of Sites	2002 Average Occupancy	Current Rent Per Month Per Site
Lake Sherman Village 7227 Beth Avenue, SW Navarre, OH 44662	210	96%	$288
Laurel Woods 1943 St. Joseph Street Cresson, PA 16630	220	73%	$200
Memphis Mobile City 3894 N. Thomas Street Memphis, TN 38127	168	83%	$234
Oxford Village 2 Dolinger Drive West Grove, PA 19390	224	99%	$406
Pine Ridge Village 147 Amy Drive Carlisle, PA 17013	137	92%	$344
Pine Valley Estates 700 Pine Valley Estates Apollo, PA 15613	218	80%	$240
Port Royal Village 400 Patterson Lane Belle Vernon, PA 15012	427	78%	$267
River Valley Estates 2066 Victory Road Marion, OH 43302	214	94%	$217
Sandy Valley Estates 801 First, Route #2 Magnolia, OH 44643	364	95%	$263
Southwind Village 435 E. Veterans Highway Jackson, NJ 08527	250	97%	$275
Spreading Oaks Village 7140-29 Selby Road Athens, OH 45701	153	93%	$192
Waterfalls Village 3450 Howard Road Hamburg, NY 14075	202	98%	$344
Woodlawn Village Route 35 Eatontown, NJ 07724	157	98%	$475
Wood Valley 1493 N. Whetstone River Road Caledonia, OH 43314	161	96%	$218

Occupancy rates are very stable with little year-to-year changes once the community is filled (generally 90% or greater occupancy). It is the Company's experience that, once a home is set up in the community, it is seldom moved. The home if sold, is sold on-site to a new owner.

Residents generally rent on a month-to-month basis. Some residents have one-year leases. Southwind Village and Woodlawn Village (both in New Jersey) are the only communities subject to local rent control laws.

There are 17 sites at Sandy Valley which are under a consent order with the Federal Government. This order provides that, as these sites become vacant, they cannot be reused. As of December 31, 2002, all of these sites were vacant. The restrictions on use were known at the time of purchase, and the item is not material to the operation of Sandy Valley Estates.

In connection with the operation of its 5,979 sites, the Company operates approximately 490 rental units. These are homes owned by the Company and rented to residents. The Company engages in the rental of manufactured homes primarily in areas where the communities have existing vacancies. The rental homes produce income on both the home and for the site which might otherwise be non-income producing. The Company sells the older rental homes when the opportunity arises.

The Company has approximately 800 sites in various stages of engineering/construction. Due to the difficulties involved in the approval and construction process, it is difficult to predict the number of sites which will be completed in a given year.

Significant Properties

The Company operates approximately $75,000,000 (at original cost) in manufactured home properties. These consist of 25 separate manufactured home communities and related equipment and improvements. There are 5,979 sites in the 25 communities. No one community constitutes more than 10% of the total assets of the Company. Port Royal Village with 427 sites, Sandy Valley Estates with 364 sites, Cedarcrest with 283 sites, Fairview Manor with 276 sites, Highland Estates with 269 sites, Allentown with 414 sites and Heather Highlands with 457 sites are the larger properties. Heather Highlands historically has an average of 65% to 70% occupancy. The property continues to produce positive cash flow.

Mortgages on Properties

The Company has mortgages on various properties. The maturity dates of these mortgages range from the year 2003 to 2012. Interest varies from fixed rates of 4.625% to 7.86%. The aggregate balances of these mortgages total $43,321,884 at December 31, 2002. (For additional information, see Part IV, Item 14(a)(1)(vi), Note 5 of the Notes to Consolidated Financial Statements – Notes and Mortgages Payable).

ITEM 3 – LEGAL PROCEEDINGS

Legal proceedings are incorporated herein by reference and filed as Part IV, Item 14(a)(1)(vi), Note 13 of the Notes to Consolidated Financial Statements – Legal Matters.

ITEM 4 – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fourth quarter of 2002 to a vote of security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5 – MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's shares are traded on the American Stock Exchange (symbol UMH). The per share range of high and low quotes for the Company's stock for each quarterly period is as follows:

	2002		2001		2000	
	HIGH	LOW	HIGH	LOW	HIGH	LOW
First Quarter	12.50	11.77	12.75	9.63	8-7/8	7
Second Quarter	13.85	12.15	12.35	10.65	8-1/2	7-3/8
Third Quarter	13.50	12.25	11.95	10.50	9-1/2	8-1/8
Fourth Quarter	13.54	12.22	12.50	10.25	9-3/4	8-3/8

On March 14, 2003, the closing price of the Company's stock was $14.01.

As of December 31, 2002, there were approximately 1,000 shareholders of the Company's common stock based on the number of record owners.

For the years ended December 31, 2002, 2001 and 2000, total dividends paid by the Company amounted to $6,568,295 or $.8650 per share ($.6738 taxed as ordinary income and $.1912 taxed as a long-term capital gain), $5,980,540 or $.8025 per share (all taxed as ordinary income) and , $5,555,941 or $.7575 per share ($.7102 taxed as ordinary income, $.0384 taxed as a long-term capital gain and $.0089 was a return of capital), respectively.

Future dividend policy will depend on the Company's earnings, capital requirements, financial condition, availability and cost of bank financing and other factors considered relevant by the Board of Directors. The Company elected REIT status beginning in 1992. As a REIT, the Company must pay out at least 90% of its taxable income in the form of a cash distribution to shareholders.

ITEM 6 – SELECTED FINANCIAL DATA

	December 31,				
	2002	2001	2000	1999	1998
Operating Data:					
Total Revenues	$29,423,893	$26,882,399	$20,644,731	$18,807,085	$17,193,278
Total Expenses	23,576,227	21,303,647	15,418,042	14,248,985	13,004,682
Gain (Loss) on Sales of Investment Property and Equipment	664,546	(28,264)	(37,318)	(1,964)	13,095
Net Income	6,512,212	5,550,488	5,189,371	4,556,136	4,201,691
Average Number of Shares Outstanding	7,600,266	7,457,636	7,339,684	7,252,774	7,042,701
Net Income Per Share -					
Basic	.86	.74	.71	.63	.60
Diluted	.85	.74	.71	.63	.60
Cash Flow Data:					
Net Cash Provided by Operating Activities	$6,747,943	$4,277,851	$7,171,086	$6,770,625	$6,556,937
Net Cash Used by Investing Activities	(7,076,423)	(11,027,374)	(4,068,797)	(12,032,660)	(8,606,679)
Net Cash Provided (Used) by Financing Activities	1,099,628	6,918,095	(2,427,680)	5,154,277	2,690,831
Balance Sheet Data:					
Total Assets	$89,026,506	$80,334,844	$62,945,597	$58,575,312	$50,046,649
Mortgages Payable	43,321,884	38,652,025	32,055,839	30,419,153	21,411,576
Shareholders' Equity	29,736,417	27,964,534	22,839,426	21,391,307	23,212,813
Other Data:					
Funds from Operations *	$9,319,106	$8,263,308	$7,845,528	$7,010,633	$6,591,995
Cash Dividends Per Share	.8650	.8025	.7575	.75	.7375

*Funds from Operations (FFO) is defined as net income excluding gains (or losses) from sales of depreciable assets, plus depreciation. FFO should be considered as a supplemental measure of operating performance used by real estate investment trust (REITs). FFO excludes historical cost depreciation as an expense and may facilitate the comparison of REITs which have different cost bases. The items excluded from FFO are significant components in understanding and assessing the Company's financial performance. FFO (1) does not represent cash flow from operations as defined by generally accepted accounting principles; (2) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (3) is not an alternative to cash flow as a measure of liquidity. FFO, as calculated by the Company, may not be comparable to similarly entitled measures reported by other REITs.

ITEM 6 – SELECTED FINANCIAL DATA, (CONT'D.)

The Company's FFO is calculated as follows:

	2002	2001	2000	1999	1998
Net Income	$6,512,212	$5,550,488	$5,189,371	$4,556,136	$4,201,691
(Gain) Loss on Sales of Depreciable Assets	(3,546)	28,264	37,318	1,946	(13,095)
Depreciation Expense	2,810,440	2,684,556	2,618,839	2,452,533	2,403,399
FFO (1)	$9,319,106	$8,263,308	$7,845,528	$7,010,633	$6,591,995

(1) Includes gain on sale of land of $661,000 in 2002.

ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue and Expense

2002 vs. 2001

Rental and related income increased from $19,291,611 for the year ended December 31, 2001 to $20,140,691 for the year ended December 31, 2002 primarily due to the acquisition of a new community in 2001 and rental increases to residents. During 2002, the Company was able to obtain an average rent increase of approximately 3%.

Overall occupancy rates are satisfactory with eight manufactured home communities experiencing vacancies over ten percent. Some of these vacancies are the result of expansions. The Company is also evaluating further expansion at selected communities in order to increase the number of available sites. Some of these communities are in various stages of expansion.

Effective April 1, 2001, the Company, through its wholly-owned taxable subsidiary, UMH Sales and Finance, Inc. (S&F), began to conduct manufactured home sales in its communities. This company was established to enhance the occupancy of the communities. Sales of manufactured homes, other income, cost of sales of manufactured homes and selling expenses are directly related to this operation.

Interest and dividend income increased from $2,188,430 in 2001 to $2,867,142 in 2002 due to purchases of securities available for sale during 2001 and 2002.

Gains on sales of securities available for sale increased from $257,142 in 2000 to $530,324 in 2001 to $794,950 in 2002.

Community operating expenses increased from $9,004,164 for the year ended December 31, 2001 to $9,457,214 for the year ended December 31, 2002 primarily as a result of the acquisition of a new community in 2001 and increased insurance expense and personnel costs. Management anticipates that the increase in insurance costs will continue into 2003.

General and administrative expenses increased from $2,015,685 in 2001 to $2,184,045 in 2002 primarily as a result of an increase in personnel costs.

Interest expense increased from $2,825,894 in 2001 to $3,314,335 in 2002. This was primarily as a result of a higher average principal balance outstanding. Interest capitalized on construction in progress amounted to $162,600 and $146,000 for 2002 and 2001, respectively.

Depreciation expense increased from $2,684,556 for the year ended December 31, 2001 to $2,810,440 for the year ended December 31, 2002 primarily as a result of the acquisition of a new community in 2001 and the completion of certain projects.

Amortization of financing costs increased from $87,748 in 2001 to $112,200 in 2002 due to recent refinancing.

Gain (loss) on sales of investment property and equipment increased from a loss of $28,264 in 2001 to a gain of $664,546 in 2002 primarily due to the sale of vacant land at a gain of $661,000.

For the year ended December 31, 2002, the Company reported net income of $6,512,212 as compared to net income of $5,550,488 for the year ended December 31, 2001. The Company is currently experiencing modest inflation. Modest inflation is believed to have a favorable impact on the Company's financial performance. With modest inflation, the Company believes that it can increase rents sufficiently to match increases in operating expenses. High rates of inflation (more than 10%) could result in an inability to raise rents to meet rising costs and could create political problems such as the imposition of rent controls. The Company anticipates continuing profits in 2003.

2001 vs. 2000

Rental and related income increased from $18,640,335 for the year ended December 31, 2000 to $19,291,611 for the year ended December 31, 2001 primarily due to the acquisition of a new community and rental increases to residents. During 2001, the Company was able to obtain an average rent increase of approximately 3.5%.

Overall occupancy rates are satisfactory with ten manufactured home communities experiencing vacancies over ten percent. Some of these vacancies are the result of expansions. The Company is also evaluating further expansion at selected communities in order to increase the number of available sites. Some of these communities are in various stages of expansion.

Effective April 1, 2001, the Company, through its wholly-owned taxable subsidiary, UMH Sales and Finance, Inc. (S&F), began to conduct manufactured home sales in its communities. This company was established to enhance the occupancy of the communities. Sales of manufactured homes, other income, cost of sales of manufactured homes and selling expenses are directly related to this operation.

Interest and dividend income increased from $1,747,254 in 2000 to $2,188,430 in 2001 due to purchases of securities available for sale during 2000 and 2001.

Gains on sales of securities available for sale increased from $257,142 in 2000 to $530,324 in 2001.

Community operating expenses increased from $8,233,356 for the year ended December 31, 2000 to $9,004,164 for the year ended December 31, 2001 primarily as a result of the acquisition of a new community and increased insurance expense and personnel costs.

General and administrative expenses increased from $1,852,309 in 2000 to $2,015,685 in 2001 primarily as a result of an increase in personnel and occupancy costs.

Interest expense increased from $2,624,801 in 2000 to $2,825,894 in 2001. This was primarily as a result of a higher average principal balance outstanding. Interest capitalized on construction in progress amounted to $146,000 and $180,600 for 2001 and 2000, respectively.

Depreciation expense increased from $2,618,839 for the year ended December 31, 2000 to $2,684,556 for the year ended December 31, 2001 primarily as a result of the acquisition of a new community and the completion of certain projects.

Amortization of financing costs remained relatively stable in 2001 and 2000.

For the year ended December 31, 2001, the Company reported net income of $5,550,488 as compared to net income of $5,189,371 for the year ended December 31, 2000.

Liquidity and Capital Resources

The Company uses funds for real estate acquisitions, real property improvements, amortization of debt incurred in connection with such acquisitions and improvements, purchase of inventory of manufactured homes and investment in debt and equity securities of other REITs. The Company generates funds through cash flow from properties, sales of manufactured homes and its securities portfolio, mortgages on properties and increases in shareholder investments. The Company has liquidity available from a combination of short and long-term sources. The Company currently has mortgages payable totaling $43,321,884 secured by thirteen communities and loans payable totaling $12,358,965 primarily secured by investment securities and inventory of manufactured homes. The Company has a $2,000,000 line of credit with Fleet Bank, all of which was utilized at December 31, 2002. The Company believes that its 25 communities have market values in excess of historical cost. Management believes that this provides significant additional borrowing capacity.

Net cash provided by operating activities decreased from $7,171,086 in 2000 to $4,277,851 in 2001, and increased to $6,747,943 in 2002. The decrease in 2001 was primarily due to the initial purchase of inventory for the sales operation. Cash flow was primarily used for capital improvements, payment of dividends, purchases of securities available for sale, purchase of inventory of manufactured homes, purchase of a manufactured home community in 2001 and expansion of existing communities. The Company meets maturing mortgage obligations by using a combination of cash flow and refinancing. The dividend payments were primarily made from cash flow from operations.

In addition to normal operating expenses, the Company requires cash for additional investments in manufactured home communities, capital improvements, purchase of manufactured homes for rent, scheduled mortgage amortization and dividend distributions.

The Company also invests in debt and equity securities of other REITs. During 2002, the Company purchased approximately $9,400,000 in these securities. The securities portfolio at December 31, 2002 has experienced an approximate 14% increase in value from cost.

The Company estimates that in 2003 it will purchase approximately 25 manufactured homes to be used as rentals for a total cost of $500,000. Management believes that these manufactured homes will each generate approximately $300 per month in rental income in addition to lot rent. Once rental homes reach 10 years old, the Company generally sells them.

Capital improvements include amounts needed to meet environmental and regulatory requirements in connection with the manufactured home communities that provide water or sewer service. Excluding expansions, the Company is budgeting approximately $1,000,000 in capital improvements for 2003.

The Company's only significant commitment and contractual obligation relates to the lease on its corporate offices as described in Note 9 to the Consolidated Financial Statements.

The Company has a Dividend Reinvestment and Stock Purchase Plan (Plan). Dividends reinvested are a significant additional source of liquidity and capital resources. During 2002, the Company paid $4,913,346 in dividends, which is net of $1,654,949 of dividends reinvested under the Plan. The success of the Plan resulted in a substantial improvement in the Company's liquidity and capital resources in 2002.

The Company has undeveloped land which it could develop over the next several years. The Company is also exploring the utilization of vacant land for town houses. The Company continues to analyze the highest and best use of its vacant land, and uses it accordingly.

The Company believes that funds generated from operations, together with the financing and refinancing of its properties, will be adequate to meet its needs over the next several years.

Critical Accounting Policies and Estimates

The Company's most critical accounting policies relate to the evaluation of impairment of real estate and investment securities. The Company evaluates the need for an impairment loss on its real estate assets when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the asset's carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. In addition, estimates are used when accounting for the allowance for doubtful accounts, potentially excess and obsolete inventory and contingent liabilities, among others. These estimates are susceptible to change and actual results could differ from these estimates. The effects of changes in these estimates are recognized in the period they are determined.

The Company evaluates other than temporary impairment on individual securities in its investment portfolio when a security has experienced a sustained decline in fair value below amortized cost. Management considers several factors, including the length of time such security has experienced a decline, the relationship to peer group stock performance and the financial condition and near-term prospects of the issuer. These evaluations are subjective in nature. Other than temporary declines in value result in a charge to net income reducing the carrying value of the security.

Recent Accounting Pronouncements

In December, 2002, the Financial Accounting Standards Boards (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statement. The additional disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The Company has adopted the expanded disclosure requirements as of December 31, 2002.

Controls and Procedures

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer and with the participation of the Company's management, including the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to the Securities Exchange Act Rule 13A-14. Based upon the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic Securities and Exchange Commission filings. No significant changes were made in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Safe Harbor Statement

This Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. The words "may", "will", "expect", "believe", "anticipate", "should", "estimate", and similar expressions identify forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and finance performance, but are based upon current assumptions regarding the Company's operations, future results and prospects, and are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, (CONT'D.)

Such factors include, but are not limited to, the following: (i) changes in the general economic climate; (ii) increased competition in the geographic areas in which the Company owns and operates manufactured housing communities; (iii) changes in government laws and regulations affecting manufactured housing communities; and (iv) the ability of the Company to continue to identify, negotiate and acquire manufactured housing communities and/or vacant land which may be developed into manufactured housing communities on terms favorable to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate changes primarily as a result of its line of credit and long-term debt used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows primarily at fixed rates.

The following table sets forth information as of December 31, 2002, concerning the Company's debt obligations, including principal cash flow by scheduled maturity, weighted average interest rates and estimated fair value.

Long-term Debt: Fixed rate		Carrying Value	Average Interest Rate	Fair Value
	2003	$ 3,188,122	7.50%	
	2004	9,618,647	7.54%	
	2005	11,090,532	7.50%	
	2006	1,695,862	6.38%	
	2007	3,960,632	6.39%	
	Thereafter	13,768,089	6.40%	
	Total	$43,321,884		$43,543,545

The Company also has approximately $12.4 million in variable rate debt due on demand. This debt primarily consists of a $9.2 million margin loan secured by marketable securities, a $2 million unsecured line of credit, and a $900 thousand inventory financing loan. The interest rates on these loans range from 3% to 7% at December 31, 2002. The carrying value of the Company's variable rate debt approximates fair value at December 31, 2002.

The Company also invests in both debt and equity securities of other REITs and is primarily exposed to equity price risk from adverse changes in market rates and conditions. All securities are classified as available for sale and are carried at fair value. The Company has no significant interest rate risk relating to debt securities as they are short-term in nature.

ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data listed in Part IV, Item 14(a)(1) are incorporated herein by reference.

The following is the Unaudited Selected Quarterly Financial Data:

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

THREE MONTHS ENDED

2002	March 31	June 30	September 30	December 31	
Total Revenue	$7,069,357	$7,490,084	$7,883,991	$6,980,461	
Total Expenses	5,220,940	5,965,387	6,382,832	6,007,068	
Net Income	1,851,744	1,520,345	1,493,901	1,646,222	
Net Income per Share-					
Basic	.25	.20	.19	.22	
Diluted	.24	.20	.19	.22	
2001	**March 31**	**June 30**	**September 30**	**December 31**	
Total Revenues	$5,251,453	$7,376,519	$7,772,824	$6,481,603	
Total Expenses	3,865,760	5,752,609	6,006,204	5,679,074	
Net Income	1,396,010	1,614,574	1,750,748	789,156	(1)
Net Income per Share-					
Basic and Diluted	.19	.22	.23	.10	
2000	**March 31**	**June 30**	**September 30**	**December 31**	
Total Revenues	$5,158,326	$5,011,150	$5,153,950	$5,321,305	
Total Expenses	3,698,650	3,782,536	3,805,600	4,131,256	
Net Income	1,484,094	1,220,457	1,347,702	1,137,119	
Net Income per Share –					
Basic and Diluted	.20	.17	.18	.16	

(1) Decrease due primarily to a decrease in sales activity and security transactions and an increase in insurance costs and property taxes.

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10 – DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Name, Age & Office Held	Principal Occupation During the Past Five Years	Director Since	Shares Owned Beneficially	Percent Of Stock
Ernest V. Bencivenga Age: 85 Secretary/Treasurer and Director	Financial Consultant; (1976 to present); Treasurer and Director (1961 to present) and Secretary (1967 to present) of Monmouth Capital Corporation; Treasurer and Director (1968 to present) of Monmouth Real Estate Investment Corporation.	1969	44,274 (1)	0.58%
Anna T. Chew Age: 45 Vice President and Chief Financial Office and Director	Certified Public Accountant; Controller (1991 to present) and Director (1993 to present) of Monmouth Real Estate Investment Corporation; Controller (1991 to present), Vice President (2001 to present) and Director (1994 to present) of Monmouth Capital Corporation.	1995	103,872(2)	1.35%
Charles P. Kaempffer Age: 66 Director	Investor; Director (1970 to present) of Monmouth Capital Corporation; Director (1974 to present) of Monmouth Real Estate Investment Corporation; Vice Chairman and Director (1996 to present) of Community Bank of New Jersey.	1969	60,318 (3)	0.79%
Eugene W. Landy Age: 69 Chairman of the Board and Director	Attorney at Law; Chairman of the Board (2001 to present), President and Director (1961 to present) of Monmouth Capital Corporation; President and Director (1968 to present) of Monmouth Real Estate Investment Corporation.	1969	1,076,182 (4)	13.89%
Samuel A. Landy Age: 43 President and Director	Attorney at Law; Director (1989 to present) of Monmouth Real Estate Investment Corporation; Director (1994 to present) of Monmouth Capital Corporation.	1992	459,820 (5)	5.88%

ITEM 10 – DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT, (CONT'D.)

Name, Age & Office Held	Principal Occupation During the Past Five Years	Director Since	Shares Owned Beneficially	Percent Of Stock
James Mitchell Age: 63 Director	Attorney at Law; General Partner, Mitchell Partners, L.P.; President, Mitchell Capital Mgmt., Inc.	2001	170,442 (6)	2.22%
Richard H. Molke Age: 77 Director	Vice President (1984 to present) of Remsco Associates, Inc., a construction firm.	1986	104,664(7)	1.36%
Eugene Rothenberg Age: 71 Director	Investor; Director (2001 to present) of Monmouth Capital Corporation.	1977	81,235 (8)	1.03%
Robert G. Sampson Age: 78 Director	Investor; Director (1963 to present) of Monmouth Capital Corporation; Director (1968 to 2001) of Monmouth Real Estate Investment Corporation; General Partner (1983 to present) of Sampco, Ltd., an investment group.	1969	131,486 (9)	1.71%
	TOTALS..................................		2,232,292	28.09%

1) Includes 9,065 shares held by Mr. Bencivenga's wife and 8,200 shares held in the United Mobile Homes, Inc. 401(k) Plan. Includes 10,000 shares issuable upon exercise of stock options. Excludes 5,000 shares issuable upon exercise of a stock option, which stock option is not exercisable until June 20, 2003.

2) Includes 58,446 shares held jointly with Ms. Chew's husband and 5,426 shares held in the United Mobile Homes, Inc. 401(k) Plan. Includes 40,000 shares issuable upon exercise of stock options. Excludes 10,000 shares issuable upon exercise of a stock option, which stock option is not exercisable until June 20, 2003.

3) Includes (a) 58,318 shares held as Trustee for Defined Benefit Pension Plan for which Mr. Kaempffer has power to vote and (b) 2,000 shares held by Mr. Kaempffer's wife.

4) Includes (a) 79,854 shares held by Mr. Landy's wife, (b) 172,608 shares held by Landy Investments, Ltd. In which Mr. Landy has a beneficial interest, (c) 69,961 shares held in the Landy & Landy, Employees' Pension Plan, of which Mr. Landy is a Trustee with power to vote, and (d) 128,212 shares held in the Landy & Landy, Employees' Profit Sharing Plan, of which Mr. Landy is a Trustee with power to vote. Excludes 236,912 shares held by Mr. Landy's adult children, Michael Landy and Richard Landy, in which he disclaims any beneficial interest. Includes 75,000 shares issuable upon exercise of stock options.

5) Includes (a) 29,028 shares held jointly with Mr. Samuel A. Landy's wife, (b) 26,573 in a custodial account for his sons, (c) 6,221 shares in the Samuel Landy Limited Partnership and (d) 9,169 shares held in the United Mobile Homes, Inc. 401 (k) Plan. Includes 150,000 shares issuable upon exercise of stock options.

6) Includes 135,425 shares held by Mitchell Partners in which Mr. Mitchell has a beneficial interest.

7) Includes (a) 48,261 shares owned by Mr. Molke's wife.

8) Includes (a) 56,878 shares held by Rothenberg Investment, Ltd. in which Dr. Rothenberg has a beneficial interest.

9) Includes 48,492 shares held by Sampco, Ltd. In which he has a beneficial interest.

ITEM 11 – EXECUTIVE COMPENSATION

Summary Compensation Table.

The following Summary Compensation Table shows compensation paid by the Company for services rendered during 2002, 2001 and 2000 to the Chairman of the Board, President and Vice President. There were no other executive officers whose aggregate cash compensation exceeded $100,000:

Name and				Annual Compensation	
Principal Position	**Year**	**Salary**	**Bonus**	**All Other**	**Options**
Eugene W. Landy	2002	$150,000	$ -	$17,276 (1)	
Chairman of the	2001	150,000	-	15,076 (1)	-
Board	2000	150,000	-	53,876 (1)	-
Samuel A. Landy	2002	$285,000	$14,961	$21,585 (2)	25,000
President	2001	224,615	25,704	21,028 (2)	25,000
	2000	214,615	8,269	18,432 (2)	25,000
Anna T. Chew	2002	$160,488	$16,194	$19,000 (3)	10,000
Vice President	2001	145,898	15,631	17,646 (3)	10,000
	2000	132,635	14,119	16,003 (3)	10,000

(1) Represents Directors' fees and fringe benefits. Also includes an accrual of $40,000 in 2000 for pension and other benefits in accordance with Eugene W. Landy's employment contract.

(2) Represents Directors' fees, fringe benefits and discretionary contributions by the Company to the Company's 401(k) Plan allocated to an account of the named executive officer.

(3) Represents Directors' fees and discretionary contributions by the Company to the Company's 401(k) Plan allocated to an account of the named executive officer.

Stock Option Plan.

The following table sets forth, for the executive officers named in the Summary Compensation Table, information regarding individual grants of stock options made during the year ended December 31, 2002:

Name	Options Granted	Granted to Employees	Price Per Share	Expiration Date	Potential Realized Value at Assume Annual Rates for Option Terms 5%	10%
Samuel A. Landy	25,000	37%	$12.95	01/04/10	$110,991	$307,001
Anna T. Chew	10,000	15%	$12.60	06/20/10	$ 60,159	$144,092

The following table sets forth for the executive officers named in the Summary Compensation Table, information regarding stock options outstanding at December 31, 2002:

Name	Shares Exercised	Value Realized	Number of Unexercised Options at Year-End Exercisable/Unexercisable		Value of Unexercised Options At Year-End Exercisable/Unexercisable	
Eugene W. Landy	-0-	N/A	75,000/	-0-	$328,000	$ -0-
Samuel A. Landy	-0-	N/A	125,000/	25,000	$394,062	$ 14,750
Anna T. Chew	8,000	$10,000	40,000/	10,000	$162,475	$ 9,400

Compensation of Directors.

The Directors receive a fee of $1,000 for each Board meeting attended, and an additional fixed annual fee of $10,000, payable $2,500 quarterly. Effective April 1, 2002, the per meeting fee was increased to $1,500. Directors appointed to house committees receive $150 for each meeting attended. Those specific committees are Compensation Committee, Audit Committee and Stock Option Committee.

Employment Contracts.

On December 14, 1993, the Company and Eugene W. Landy entered into an Employment Agreement under which Mr. Eugene Landy receives an annual base compensation of $150,000 plus bonuses and customary fringe benefits, including health insurance, participation in the Company's 401(k) Plan, stock options, five weeks vacation and use of an automobile. In lieu of annual increases in compensation, there will be additional bonuses voted by the Board of Directors. On severance of employment for any reason, Mr. Eugene Landy will receive severance pay of $450,000 payable $150,000 on severance and $150,000 on the first and second anniversaries of severance. If employment is terminated following a change in control of the Company, Mr. Eugene Landy will be entitled to severance pay only if actually severed either at the time of merger or subsequently. In the event of disability, Mr. Eugene Landy's compensation shall continue for a period of three years, payable monthly. On retirement, Mr. Eugene Landy shall receive a pension of $50,000 a year for ten years, payable in monthly installments. In the event of death, Mr. Eugene Landy's designated beneficiary shall receive $450,000, $100,000 thirty days after death and the balance one year after death. The Employment Agreement terminated December 31, 1999 but was automatically renewed and extended for successive one-year periods.

Effective January 1, 2002, the Company and Samuel A. Landy entered into a three-year Employment Agreement under which Mr. Samuel Landy receives an annual base salary of $285,000 for 2002, $299,250 for 2003 and $314,212 for 2004 plus bonuses and customary fringe benefits. Bonuses shall be at the discretion of the Board of Directors and shall be based on certain guidelines. Mr. Samuel Landy will also receive four weeks vacation, use of an automobile, and stock options for 25,000 shares in each year of the contract. On severance or disability, Mr. Samuel Landy is entitled to one year's pay.

Effective January 1, 2000, the Company extended Anna T. Chew's Employment Agreement for an additional three years. Ms. Chew receives an annual base salary of $133,100 for 2000, $146,400 for 2001 and $161,000 for 2002 plus bonuses and customary fringe benefits. On severance for any reason, Ms. Chew is entitled to an additional one year's pay. In the event of disability, her salary shall continue for a period of two years.

Report of Compensation Committee.

Overview and Philosophy

The Company has a Compensation Committee consisting of two independent outside Directors. This Committee is responsible for making recommendations to the Board of Directors concerning executive compensation. The Compensation Committee takes into consideration three major factors in setting compensation.

The first consideration is the overall performance of the Company. The Board believes that the financial interests of the executive officers should be aligned with the success of the Company and the financial interests of its shareholders. Increases in funds from operations, the enhancement of the Company's equity portfolio, and the success of the Dividend Reinvestment and Stock Purchase Plan all contribute to increases in stock prices thereby maximizing shareholders' return.

The second consideration is the individual achievements made by each officer. The Company is a small real estate investment trust (REIT). The Board of Directors is aware of the contributions made by each officer and makes an evaluation of individual performance based on their own familiarity with the officer.

ITEM 11 – EXECUTIVE COMPENSATION, (CONT'D.)

The final criteria in setting compensation is comparable wages in the industry. In this regard, the REIT industry maintains excellent statistics.

Evaluation

Mr. Eugene Landy is under an employment agreement with the Company. His base compensation under this contract is $150,000 per year. (The Summary Compensation Table for Mr. Eugene Landy shows a salary of $150,000 and $17,276 in director's fees, fringe benefits and legal fees).

The Committee also reviewed the progress made by Mr. Samuel A. Landy, President. Funds from operations increased by approximately 13%. Mr. Samuel Landy is under an employment agreement with the Company. His base compensation under this contract is $285,000 for 2002.

COMPARATIVE STOCK PERFORMANCE.

The line graph compares the total return of the Company's common stock for the last five years to the NAREIT ALL REIT Total Return Index published by the National Association of Real Estate Investment Trust (NAREIT) and to the S&P 500 Index for the same period. The total return reflects stock price appreciation and dividend reinvestment for all three comparative indices. The information herein has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed.



200
150
100
50
DOLLARS
100
129
156
141
125
97
97
82
103
142
168
81
76
96
110
116
1997
1998
1999
2000
2001
2002
YEAR ENDED DECEMBER 31,
UNITED MOBILE HOMES, INC.
NAREIT ALL REIT
S & P 500

ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

On December 21, 2002, no person owned of record, or was known by the Company to own beneficially more than five percent (5%) of the shares of the Company, except the following:

Title of Class	Name and Address Of Beneficial Owner	Shares Owned Beneficially	Percent Of Class
Common Stock	Eugene W. Landy 20 Tuxedo Road Rumson, NJ 07760	1,076,182	13.82%
Common Stock	Samuel A. Landy 124 Federal Road Monroe Twp., NJ 08831	459,820	5.88%

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain relationships and related party transactions are incorporated herein by reference to Part IV, Item 14(a)(1)(vi), Note 9 of the Notes to Consolidated Financial Statements – Related Party Transactions.

PART IV

ITEM 14 – EXHIBITS, FINANCIAL STATEMENT SCHEDULE, AND REPORTS ON FORM 8-K

(a) (1) The following Financial Statements are filed as part of this report.

All other schedules are omitted for the reason that they are not required, are not applicable, or the required information is set forth in the financial statements or notes thereto.

ITEM 14 – EXHIBITS, FINANCIAL STATEMENT SCHEDULE, AND REPORTS ON FORM 8-K, (CONT'D.)

(a) (3) The Exhibits set forth in the following index of Exhibits are filed as part of this Report.

Exhibit No.	Description
(3)	Articles of Incorporation and By-Laws:
	(a) Certificate of Incorporation and Amendments thereto are incorporated by reference to the Company's Registration Statement No. 2-92896-NY, and Amendments thereto, filed with the SEC on August 22, 1984.
	(b) Certificate of Amendment to the Certificate of Incorporation dated May 24, 1988.
	(c) Certificate of Amendment to the Certificate of Incorporation dated May 28, 1998.
	(d) By-laws.
(10)	Material Contracts:
	(a) Stock Option Plan is incorporated by reference to the Company's Proxy Statement dated April 25, 1994 filed with the SEC April 27, 1994.
	(b) 401(k) Plan Document and Adoption Agreement effective April 1, 1992 is incorporated by reference to that filed with the Company's 1992 Form 10-K filed with the SEC on March 9, 1993.
	(c) Employment contract with Mr. Eugene W. Landy dated December 14, 1993 is incorporated by reference to that filed with the Company's 1993 Form 10-K filed with the SEC on March 28, 1994.
	(d) Employment contract with Mr. Ernest V. Bencivenga dated November 9, 1993 is incorporated by reference to that filed with the Company's 1993 Form 10-K filed with the SEC on March 28, 1994.
	(e) Employment contract with Mr. Samuel A. Landy effective January 1, 2002.
	(f) Employment contract with Ms. Anna T. Chew effective January 1, 1998 is incorporated by reference to that filed with the Company's 1997 Form 10-K filed with the SEC on March 27, 1997.

ITEM 14 – EXHIBITS, FINANCIAL STATEMENT SCHEDULE, AND REPORTS ON FORM 8-K, (CONT'D.)

Exhibit No.	Description
(21)	Subsidiaries of the Registrant: The Company operates through nine wholly-owned multiple Subsidiaries carrying on the same line of business. The parent company of these subsidiaries is the Registrant. The line of business is the operation of manufactured home communities.
(23)	Consent of KPMG LLP.
(99.1)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(99.2)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(99.3)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(99.4)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(a) (3) (b)	Reports of Form 8-K - None

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
United Mobile Homes, Inc.:

We have audited the consolidated financial statements of United Mobile Homes, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Mobile Homes, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Short Hills, New Jersey
March 7, 2003

/s/ KPMG LLP

UNITED MOBILE HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
INVESTMENT PROPERTY AND EQUIPMENT		
Land	$ 6,850,970	$ 7,212,035
Site and Land Improvements	56,437,044	54,640,298
Buildings and Improvements	2,748,600	2,745,194
Rental Homes and Accessories	8,798,433	8,432,068
Total Investment Property	74,835,047	73,029,595
Equipment and Vehicles	3,919,983	3,611,353
Total Investment Property and Equipment	78,755,030	76,640,948
Accumulated Depreciation	(34,969,453)	(32,349,006)
Net Investment Property and Equipment	43,785,577	44,291,942
OTHER ASSETS		
Cash and Cash Equivalents	2,338,979	1,567,831
Securities Available for Sale	32,784,968	25,917,748
Inventory of Manufactured Homes	2,775,459	2,782,665
Notes and Other Receivables	4,800,969	3,291,355
Unamortized Financing Costs	403,663	467,107
Prepaid Expenses	422,323	113,680
Land Development Costs	1,714,568	1,902,516
Total Other Assets	45,240,929	36,042,902
TOTAL ASSETS	$ 89,026,506	$ 80,334,844
- LIABILITIES AND SHAREHOLDERS' EQUITY –		
LIABILITIES:		
MORTGAGES PAYABLE	$ 43,321,884	$ 38,652,025
OTHER LIABILITIES		
Accounts Payable	956,663	836,588
Loans Payable	12,358,965	10,692,683
Accrued Liabilities and Deposits	2,141,636	1,711,232
Tenant Security Deposits	510,941	477,782
Total Other Liabilities	15,968,205	13,718,285
Total Liabilities	59,290,089	52,370,310
SHAREHOLDERS' EQUITY:		
Common Stock - $.10 par value per share, 10,000,000 shares authorized, 8,063,750 and 7,888,632 shares issued and 7,671,450 and 7,542,332 shares outstanding as of December 31, 2002 and 2001, respectively	806,375	788,863
Additional Paid-In Capital	29,411,328	27,409,361
Accumulated Other Comprehensive Income	3,988,429	3,541,001
Accumulated Deficit	(667,793)	(667,793)
Treasury Stock at Cost (392,300 and 346,300 shares at December 31, 2002 and 2001, respectively)	(3,709,922)	(3,106,898)
Notes Receivable from Officers (13,000 shares)	(92,000)	-0-
Total Shareholders' Equity	29,736,417	27,964,534
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 89,026,506	$ 80,334,844

See Accompanying Notes to Consolidated Financial Statements

UNITED MOBILE HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
REVENUES:			
Rental and Related Income	$20,140,691	$19,291,611	$18,640,335
Sales of Manufactured Homes	5,538,202	4,766,189	-0-
Interest and Dividend Income	2,867,142	2,188,430	1,747,254
Gain on Sale of Securities Available for Sale	794,950	530,324	257,142
Other Income	82,908	105,845	-0-
Total Revenues	29,423,893	26,882,399	20,644,731
EXPENSES:			
Community Operating Expenses	9,457,214	9,004,164	8,233,356
Cost of Sales of Manufactured Homes	4,657,988	3,930,666	-0-
Selling Expenses	1,040,005	754,934	-0-
General and Administrative	2,184,045	2,015,685	1,852,309
Interest Expense	3,314,335	2,825,894	2,624,801
Depreciation Expense	2,810,440	2,684,556	2,618,839
Amortization of Financing Costs	112,200	87,748	88,737
Total Expenses	23,576,227	21,303,647	15,418,042
Income Before Gain (Loss) on Sales of Investment Property and Equipment	5,847,666	5,578,752	5,226,689
Gain (Loss) on Sales of Investment Property and Equipment	664,546	(28,264)	(37,318)
Net Income	$ 6,512,212	$ 5,550,488	$ 5,189,371
Net Income Per Share -			
Basic	$ .86	$ .74	$ .71
Diluted	$ .85	$ .74	$ .71
Weighted Average Shares Outstanding:			
Basic	7,600,266	7,457,636	7,339,684
Diluted	7,677,200	7,496,371	7,341,078

See Accompanying Notes to Consolidated Financial Statements

UNITED MOBILE HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Common Stock Issued		Additional Paid-In Capital	Accumulated Other Comprehensive Income/(Loss)
	Number	Amount		
Balance December 31, 1999	7,483,196	$748,320	$ 24,549,267	$ (1,662,178)
Common Stock Issued with the DRIP*	227,945	22,794	1,843,309	-0-
Distributions	-0-	-0-	(366,570)	-0-
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	1,171,383
Purchase of Treasury Stock	-0-	-0-	-0-	-0-
Balance December 31, 2000	7,711,141	771,114	26,026,006	(490,795)
Common Stock Issued with the DRIP*	163,491	16,349	1,669,682	-0-
Common Stock Issued through the Exercise of Stock Options	14,000	1,400	143,725	-0-
Distributions	-0-	-0-	(430,052)	-0-
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	4,031,796
Purchase of Treasury Stock	-0-	-0-	-0-	-0-
Balance December 31, 2001	7,888,632	788,863	27,409,361	3,541,001
Common Stock Issued with the DRIP*	135,418	13,542	1,641,407	-0-
Common Stock Issued through the Exercise of Stock Options	39,700	3,970	416,643	-0-
Distributions	-0-	-0-	(56,083)	-0-
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	447,428
Purchase of Treasury Stock	-0-	-0-	-0-	-0-
Balance December 31, 2002	8,063,750	$806,375	$ 29,411,328	$ 3,988,429

**Dividend Reinvestment and Stock Purchase Plan*

See Accompanying Notes to Consolidated Financial Statements

UNITED MOBILE HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY, CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Accumulated Deficit	Treasury Stock	Notes Receivable From Officers	Comprehensive Income
Balance December 31, 1999	$ (667,793)	$ (1,576,309)	$ -0-	
Common Stock Issued with the DRIP*	-0-	-0-	-0-	
Distributions	(5,189,371)	-0-	-0-	
Net Income	5,189,371	-0-	-0-	$ 5,189,371
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	1,171,383
Purchase of Treasury Stock	-0-	(1,222,797)	-0-	
Balance December 31, 2000	(667,793)	(2,799,106)	-0-	$ 6,360,754
Common Stock Issued with the DRIP*	-0-	-0-	-0-	
Common Stock Issued through the Exercise of Stock Options	-0-	-0-	-0-	
Distributions	(5,550,488)	-0-	-0-	
Net Income	5,550,488	-0-	-0-	$ 5,550,488
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	4,031,796
Purchase of Treasury Stock	-0-	(307,792)	-0-	
Balance December 31, 2001	(667,793)	(3,106,898)	-0-	$ 9,582,284
Common Stock Issued with the DRIP*	-0-	-0-	-0-	
Common Stock Issued through the Exercise of Stock Options	-0-	-0-	(92,000)	
Distributions	(6,512,212)	-0-	-0-	
Net Income	6,512,212	-0-	-0-	$ 6,512,212
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	447,428
Purchase of Treasury Stock	-0-	(603,024)	-0-	
Balance December 31, 2002	$ (667,793)	$ (3,709,922)	$ (92,000)	$ 6,959,640

**Dividend Reinvestment and Stock Purchase Plan.*

See Accompanying Notes to Consolidated Financial Statements

UNITED MOBILE HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 6,512,212	$ 5,550,488	$ 5,189,371
Depreciation	2,810,440	2,684,556	2,618,839
Amortization of Financing Costs	112,200	87,748	88,737
Gain on Sales of Securities Available for Sale Transactions	(794,950)	(530,324)	(257,142)
(Gain) Loss on Sales of Investment Property & Equipment	(664,546)	28,264	37,318
Changes in Operating Assets and Liabilities -			
Inventory of Manufactured Homes	7,206	(2,782,665)	-0-
Notes and Other Receivables	(1,509,614)	(1,376,909)	(832,320)
Prepaid Expenses	(308,643)	1,953	5,888
Accounts Payable	120,075	497,414	233,959
Accrued Liabilities and Deposits	430,404	88,960	128,375
Tenant Security Deposits	33,159	28,366	(41,939)
Net Cash Provided by Operating Activities	6,747,943	4,277,851	7,171,086
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of Manufactured Home Community	-0-	(2,503,126)	-0-
Purchase of Investment Property and Equipment	(2,640,164)	(2,199,133)	(1,382,130)
Proceeds from Sales of Investment Property and Equipment	1,698,262	352,494	250,923
Additions to Land Development Costs	(509,679)	(816,899)	(1,665,711)
Purchase of Securities Available for Sale	(9,360,375)	(9,858,324)	(4,282,988)
Proceeds from Sales of Securities Available for Sale	3,735,533	3,997,614	3,011,109
Net Cash Used by Investing Activities	(7,076,423)	(11,027,374)	(4,068,797)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from Mortgages and Loans	6,862,500	7,525,000	2,500,000
Net Proceeds from Short-Term Borrowings	1,666,282	5,053,213	965,085
Principal Payments of Mortgages and Loans	(2,192,641)	(928,814)	(863,314)
Financing Costs on Debt	(48,756)	(274,128)	(116,816)
Proceeds from Exercise of Stock Options	271,113	145,125	-0-
Collection on Notes Receivable from Officers	57,500	-0-	-0-
Dividends Paid	(4,913,346)	(4,294,509)	(3,689,838)
Purchase of Treasury Stock	(603,024)	(307,792)	(1,222,797)
Net Cash Provided (Used) by Financing Activities	1,099,628	6,918,095	(2,427,680)
NET INCREASE (DECREASE) IN CASH	771,148	168,572	674,609
CASH & CASH EQUIVALENTS – BEGINNING	1,567,831	1,399,259	724,650
CASH & CASH EQUIVALENTS – END	$ 2,338,979	$ 1,567,831	$ 1,399,259

See Accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST

United Mobile Homes, Inc. (the Company) has elected to be taxed as a Real Estate Investment Trust (REIT) under Sections 856-858 of the Internal Revenue Code. The Company will not be taxed on the portion of its income which is distributed to shareholders, provided it distributes at least 90% of its taxable income, has at least 75% of its assets in real estate investments and meets certain other requirements for qualification as a REIT.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS - The Company owns and operates twenty-five manufactured home communities containing 5,979 sites. The communities are located in New Jersey, New York, Ohio, Pennsylvania and Tennessee.

These manufactured home communities are listed by trade names as follows:

MANUFACTURED HOME COMMUNITY	LOCATION
Allentown	Memphis, Tennessee
Brookview Village	Greenfield Center, New York
Cedarcrest	Vineland, New Jersey
Cranberry Village	Cranberry Township, Pennsylvania
Cross Keys Village	Duncansville, Pennsylvania
D& R Village	Clifton Park, New York
Fairview Manor	Millville, New Jersey
Forest Park Village	Cranberry Township, Pennsylvania
Heather Highlands	Inkerman, Pennsylvania
Highland Estates	Kutztown, Pennsylvania
Kinnebrook	Monticello, New York
Lake Sherman Village	Navarre, Ohio
Laurel Woods	Cresson, Pennsylvania
Memphis Mobile City	Memphis, Tennessee
Oxford Village	West Grove, Pennsylvania
Pine Ridge Village	Carlisle, Pennsylvania
Pine Valley Estates	Apollo, Pennsylvania
Port Royal Village	Belle Vernon, Pennsylvania
River Valley Estates	Marion, Ohio
Sandy Valley Estates	Magnolia, Ohio
Southwind Village	Jackson, New Jersey
Spreading Oaks Village	Athens, Ohio
Waterfalls Village	Hamburg, New York
Woodlawn Village	Eatontown, New Jersey
Wood Valley	Caledonia, Ohio

Effective April 1, 2001, the Company, through its wholly-owned taxable subsidiary, UMH Sales and Finance, Inc., (S&F), began to conduct manufactured home sales in its communities. Inherent in the operation of manufactured home communities is site vacancies. S&F was established to fill these vacancies and enhance the value of the communities.

BASIS OF PRESENTATION – The Company's subsidiaries are all 100% wholly-owned. The consolidated financial statements of the Company include all of these subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The Company does not have a majority or minority interest in any other Company, either consolidated or unconsolidated.

USE OF ESTIMATES - In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as contingent assets and liabilities as of the dates of the consolidated balance sheets and revenue and expenses for the years then ended. Actual results could differ significantly from these estimates and assumptions.

INVESTMENT PROPERTY AND EQUIPMENT AND DEPRECIATION – Property and equipment are carried at cost. Depreciation for Sites and Building (15 to 27.5 years) is computed principally on the straight-line method over the estimated useful lives of the assets. Depreciation of Improvements to Sites and Buildings, Rental Homes and Equipment and Vehicles (3 to 27.5 years) is computed principally on the straight-line method. Land Development Costs are not depreciated until they are put in use, at which time they are capitalized as Sites or Site Improvements. Interest Expense pertaining to Land Development Costs are capitalized. Maintenance and Repairs are charged to income as incurred and improvements are capitalized. The costs and related accumulated depreciation of property sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in the current year's results of operations. If there is an event or change in circumstances that indicates that the basis of an investment property may not be recoverable, management assesses the possible impairment of value through evaluation of the estimated future cash flows of the property, on an undiscounted basis, as compared to the property's current carrying value. If a property is determined to be impaired, it will be recorded at fair value.

UNAMORTIZED FINANCING COSTS – Legal fees and loan processing fees for mortgages are being amortized over the life of the related debt.

CASH AND CASH EQUIVALENTS – Cash and cash equivalents include certificates of deposit and bank repurchase agreements with maturities of 90 days or less.

SECURITIES AVAILABLE FOR SALE – The Company's securities consist primarily of debt securities and common and preferred stock of other REITs. These securities are all publicly-traded and purchased on the open market or through dividend reinvestment plans. These securities are classified as available-for-sale and are carried at fair value. Gains or losses on the sale of securities are based on identifiable cost and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized. A decline in the market value of any security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. Any impairment is charged to earnings and a new cost basis for the security established.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONT'D.)

INVENTORY OF MANUFACTURED HOMES - Inventory of manufactured homes is valued at the lower of cost or market value and is determined by the specific identification method. All inventory is considered finished goods.

REVENUE RECOGNITION – The Company derives its income primarily from the rental of manufactured home sites. The Company also owns approximately 490 rental units which are rented to residents. Rental and related income is recognized on the accrual basis.

Sale of manufactured homes is recognized on the full accrual basis when certain criteria are met. These criteria include the following: (a) initial and continuing payment by the buyer must be adequate: (b) the receivable, if any, is not subject to future subordination; (c) the benefits and risks of ownership are substantially transferred to the buyer; and (d) the Company does not have a substantial continued involvement with the home after the sale. Alternatively, when the foregoing criteria are not met, the Company recognizes gains by the installment method. Interest income on loans receivable is not accrued when, in the opinion of management, the collection of such interest appears doubtful.

NET INCOME PER SHARE – Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period (7,600,266, 7,457,636 and 7,339,684 in 2002, 2001 and 2000, respectively). Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding plus the weighted-average number of net shares that would be issued upon exercise of stock options pursuant to the treasury stock method (7,677,200, 7,496,371 and 7,341,078 in 2002, 2001 and 2000, respectively) (See Note 6). Options in the amount of 76,934, 38,735, and 1,394 for 2002, 2001, and 2000, respectively, are included in the diluted weighted average shares outstanding.

STOCK OPTION PLANS – Stock option plans are accounted for under the intrinsic value based method as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". As such, compensation expense would be recorded on the date of grant only if the current market price on the underlying stock exceeds the exercise price. The following are the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," which assumes the fair value based method of accounting had been adopted:

	2002	2001	2000
Net Income (Loss) as reported	$6,512,212	$5,550,488	$5,189,371
Compensation expense if the fair value method had been applied	8,815	63,861	71,590
Net Income (Loss) Pro forma	6,503,397	5,486,627	5,117,781
Net Income (Loss) per Share:			
Basic - As reported	.86	.74	.71
- Pro forma	.86	.74	.70
Diluted - As reported	.85	.74	.71
- Pro forma	.85	.73	.70

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONT'D.)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000 dividend yield of 6.75% in 2002 and 8% for 2001 and 2000; expected volatility of 12.77% in 2002 and 25% in 2001 and 2000; risk-free interest rates of 3.40%, 4.29% and 6.50% in 2002, 2001 and 2000, respectively; and expected lives of 8 years in 2002 and 5 years in 2001 and 2000.

TREASURY STOCK – Treasury stock is accounted for under the cost method.

OTHER COMPREHENSIVE INCOME – Comprehensive income consists of net income and net unrealized gains or losses on securities available for sale and is presented in the consolidated statements of shareholders' equity.

RECLASSIFICATION – Certain amounts in the financial statements for the prior years have been reclassified to conform to the statement presentation for the current year.

NOTE 3 – INVESTMENT PROPERTY AND EQUIPMENT

On October 1, 2002, the Company sold its vacant land consisting of 65 acres in Chester County, Pennsylvania. Net proceeds from the sale amounted to approximately $1,385,000, resulting in a realized gain of $661,000.

The following is a summary of accumulated depreciation by major classes of assets:

	December 31, 2002	December 31, 2001
Site and Land Improvements	$28,022,091	$26,083,752
Buildings and Improvements	1,599,404	1,511,066
Rental Homes and Accessories	2,466,630	2,182,822
Equipment and Vehicles	2,881,328	2,571,366
Total Accumulated Depreciation	$34,969,453	$32,349,006

NOTE 4 – SECURITIES AVAILABLE FOR SALE

The Company's securities available for sale consist primarily of debt securities and common and preferred stock of other REITs. The Company does not own more than 10% of the outstanding shares of any of these securities, nor does it have controlling financial interest.

NOTE 4 – SECURITIES AVAILABLE FOR SALE, (CONT'D.)

The following is a summary of securities available for sale at December 31, 2002 and 2001:

	2002		2001	
	Cost	Market Value	Cost	Market Value
Equity Securities:				
Monmouth Real Estate Investment Corporation * (738,942 and 548,501 Shares at December 31, 2002 and 2001, respectively)	$4,404,622	$5,113,476	$ 3,134,889	$ 3,537,834
Monmouth Capital Corporation * (73,575 and 24,206 shares at December 31, 2002 and 2001, Respectively)	230,864	255,304	62,076	65,839
Preferred Stock	15,599,262	18,012,877	12,623,026	15,219,657
Other Equity Securities	6,320,593	7,106,186	5,155,709	5,642,005
Debt Securities (maturing in 2009)	2,241,198	2,297,125	1,401,047	1,452,413
	$28,796,539	$32,784,968	$22,376,747	$25,917,748

* Related entity – See Note 9.

Gross unrealized gains on debt securities amounted to $55,927 and $51,366 as of December 31, 2002 and 2001, respectively. Gross unrealized gains on equity securities amounted to $4,033,203 and $3,578,486 as of December 31, 2002 and 2001, respectively. Gross unrealized losses on equity securities amounted to $100,701 and $88,851 as of December 31, 2002 and 2001, respectively.

During the years ended December 31, 2002, 2001 and 2000, gross gains on sales of securities amounted to $823,573, $737,417, and $257,142, respectively. During the year ended December 31, 2002, 2001 and 2000, gross losses on sales of securities amounted to $28,623, $74,144 and $-0-. During the year ended December 31, 2001, the Company also realized a loss of $132,949 due to a writedown to fair value of securities available for sale which was considered other than temporarily impaired. Dividend income for the years ended December 31, 2002, 2001 and 2000 amounted to $2,376,286, $1,910,909, and $1,397,849, respectively. Interest income for the years ended December 31, 2002, 2001 and 2000 amounted to $490,856, $277,521, and $349,405, respectively.

NOTE 5 – LOANS AND MORTGAGES PAYABLE

LOANS PAYABLE

During 2002 and 2001, the Company purchased securities on margin. The margin loan interest rate at December 31, 2002 and 2001 was 3% and 3.875%, respectively and is due on demand. At December 31, 2002 and 2001, the margin loan amounted to $9,165,645 and $8,411,421, respectively, and is secured by investment securities with a market value of $32,784,968 and $25,917,748, respectively.

The Company has a $2,000,000 agreement with Transamerica Commercial Finance Corporation (Transamerica) to finance inventory purchases. The interest rates range from prime (with a minimum of 6%) for each advance to prime plus 2% after one year. Advances under this line of credit were secured by the manufactured homes for which the advances were made. As of December 31, 2002, the amount outstanding with Transamerica was $908,340.

The Company also has miscellaneous loans payable for equipment and vehicles and inventory totaling $284,980.

UNSECURED LINE OF CREDIT

The Company has a $2,000,000 unsecured line of credit with Fleet Bank, all of which was utilized at December 31, 2002. The interest rate on this line of credit is prime. This line of credit expires on June 15, 2004.

MORTGAGES PAYABLE

The following is a summary of mortgages payable at December 31, 2002 and 2001:

Property	Due Date	Interest Rate	2002	2001
Allentown	12-01-11	6.36%	$5,675,439	$ 5,767,117
Cranberry Village	08-02-04	7.86%	2,309,000	2,370,693
D & R Village	05-01-03	7.5%	3,188,122	3,289,479
Fairview Manor	07-27-07	6.39%	3,960,632	2,500,000
Forest Park Village	08-02-04	7.86%	3,694,400	3,793,109
Laurel Woods	10-10-06	6.38%	1,695,862	1,739,711
Port Royal Village	04-01-12	7.36%	5,330,337	-0-
Sandy Valley	03-01-04	7%	3,615,247	3,726,479
Waterfalls Village	01-01-08	4.625%	2,762,313	2,852,354
Various (4 properties)	12-01-05	7.5%	11,090,532	12,613,083
TOTAL MORTGAGES PAYABLE			$43,321,884	$38,652,025

At December 31, 2002 and 2001, mortgages are collateralized by real property with a carrying value of $40,409,176 and $34,704,950, respectively, before accumulated depreciation and amortization. Interest costs amounting to $162,600, $146,000, and $180,600 were capitalized during 2002, 2001 and 2000, respectively, in connection with the Company's expansion program.

NOTE 5 – LOANS AND MORTGAGES PAYABLE, (CONT'D.)

RECENT FINANCING

On September 24, 2001, the Company obtained a $1,750,000 mortgage with First Union Bank for the acquisition of Laurel Woods. This mortgage payable is at an effective interest rate of 6.38% and is due October 10, 2006.

On November 6, 2001 the Company obtained a $5,775,000 Fannie Mae mortgage at an interest rate of 6.36% for a ten-year term with a twenty-five year amortization schedule. This loan is secured by Allentown Mobile Home Community in Memphis, Tennessee.

On June 20, 2002, the Company took down the additional $1,500,000 on the Fairview Manor mortgage. The total balance of $4,000,000 was converted to a fixed rate mortgage with an effective interest rate of 6.39%. This mortgage is due July 27, 2007.

On March 28, 2002, the Company obtained a $5,362,500 mortgage with Prudential Mortgage Capital Company. This mortgage is at an interest rate of 7.36% for a ten-year term with a thirty year amortization schedule. This loan is secured by Port Royal Village.

Effective January 1, 2003, the Company extended the Waterfalls Village mortgage for an additional five years. The interest rate was reset to 4.625%.

The aggregate principal payments of all mortgages payable are scheduled as follows:

2003	$ 4,538,273
2004	10,431,309
2005	10,217,013
2006	1,976,131
2007	3,841,524
Thereafter	12,317,634
Total	$43,321,884

NOTE 6 – EMPLOYEE STOCK OPTIONS

The Company maintains Stock Option Plans for officers and key employees to purchase up to 750,000 shares of common stock. Options may be granted any time up to December 31, 2003. No option shall be available for exercise beyond ten years. All options are exercisable after one year from the date of grant. The option price shall not be below the fair market value at date of grant. Cancelled or expired options are added back to the "pool" of shares available under the plan.

NOTE 6 – EMPLOYEE STOCK OPTIONS, (CONT'D.)

A summary of the status of the Company's stock option plans as of December 31, 2002, 2001 and 2000 and changes during the years then ended are as follows:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	440,200	$10.44	433,500	$10.45	396,500	$ 10.59
Granted	68,000	12.73	62,700	10.49	61,000	8.73
Exercised	(39,700)	10.59	(14,000)	10.37	-0-	-0-
Expired	(80,500)	13.06	(42,000)	10.68	(24,000)	8.38
Outstanding at end of year	388,000	10.28	440,200	10.44	433,500	10.45
Options exercisable at end of year	320,000		377,500		372,500	
Weighted-average fair value of options granted during the year		.35		1.18		1.00

The following is a summary of stock options outstanding as of December 31, 2002:

Date of Grant	Number of Employees	Number of Shares	Option Price	Expiration Date
01/05/95	2	75,000	8.25	01/05/05
01/08/98	1	25,000	12.75	01/08/03
08/05/98	3	20,000	10.00	08/05/03
08/05/98	1	25,000	11.00	08/05/03
01/05/99	1	25,000	11.5625	01/05/04
09/28/99	6	29,000	8.8125	09/28/04
01/06/00	1	25,000	9.0625	01/06/05
07/17/00	6	34,000	8.50	07/17/05
01/02/01	1	25,000	10.3125	01/02/06
10/04/01	10	37,000	10.60	10/04/09
01/04/02	1	25,000*	12.95	01/04/10
06/20/02	12	43,000*	12.60	06/20/10
		388,000		

* Unexercisable

NOTE 6 – EMPLOYEE STOCK OPTIONS, (CONT'D.)

During the year ended December 31, 2002, eight employees exercised their stock options and purchased 39,700 shares for a total of $420,613. Of this amount, 13,000 shares for a total of $149,500, were exercised through the issuance of notes receivable from officers. These notes receivable are at an interest rate of 5%, mature on June 25, 2007 and are collateralized by the underlying common shares. The balance of these notes receivable at December 31, 2002 amounted to $92,000, collateralized by 8,000 shares.

As of December 31, 2002, there were 227,300 shares available for grant under these plans.

NOTE 7 – TREASURY STOCK

During the years ended December 31, 2002 and 2001, the Company purchased 46,000 and 29,400 shares, respectively, of its own stock for a total cost of $603,024 and $307,792, respectively.

NOTE 8 – 401(K) PLAN

Any full-time employees who are over 21 years old and have completed one year of service (as defined) are eligible for the Company's 401(k) Plan (Plan). Under this Plan, an employee may elect to defer his/her compensation (up to a maximum of 15%) and have it contributed to the Plan. Employer contributions to the Plan are at the discretion of the Company. During 2002, 2001 and 2000, the Company made matching contributions to the Plan of up to 50% of the first 6% of employee salary. This amounted to $42,411, $48,243 and $41,194 for 2002, 2001 and 2000, respectively.

NOTE 9 – RELATED PARTY TRANSACTIONS AND OTHER MATTERS

TRANSACTIONS WITH MONMOUTH REAL ESTATE INVESTMENT CORPORATION

During 2002, 2001 and 2000, the Company purchased shares of Monmouth Real Estate Investment Corporation (MREIC) common stock primarily through its Dividend Reinvestment and Stock Purchase Plan (See Note 4). There are five Directors of the Company who are also Directors and shareholders of MREIC.

TRANSACTIONS WITH MONMOUTH CAPITAL CORPORATION AND THE MOBILE HOME STORE, INC.

During 2002, 2001 and 2000, the Company purchased shares of Monmouth Capital Corporation (MCC) common stock primarily through its Dividend Reinvestment and Stock Purchase Plan (See Note 4). Seven directors of the Company are also directors and shareholders of MCC.

Prior to April 1, 2001, The Mobile Home Store, Inc. (MHS), a wholly-owned subsidiary of MCC, sold and financed the sales of manufactured homes. MHS paid the Company market rent on sites where MHS had a home for sale. Total site rental income from MHS amounted to $33,370, and $109,550, respectively, for the years ended December 31, 2001 and 2000.

NOTE 9 – RELATED PARTY TRANSACTIONS AND OTHER MATTERS, (CONT'D.)

Effective April 1, 1996 through April 1, 2001, MHS leased space from the Company to be used as sales lots, at market rates, at most of the Company's communities. Total rental income relating to these leases amounted to $38,370 and $153,480 for the years ended December 31, 2001 and 2000, respectively.

During 2001 and 2000, the Company had approximately $49,000, and $52,000 respectively, of rental homes that were sold to MHS at book value.

During 2002, 2001 and 2000, the Company purchased from MHS at its cost, 2, 3, and 11 homes, respectively totaling $43,181 $47,953, and $201,399, respectively to be used as rental homes. On March 30, 2001, the Company also purchased at carrying value all of the remaining inventory of MHS. This amounted to $2,261,624. The Company also assumed the inventory financing of $1,833,871.

SALARY, DIRECTORS', MANAGEMENT AND LEGAL FEES

During the years ended December 31, 2002, 2001 and 2000, salary, Directors', management and legal fees to Mr. Eugene W. Landy and the law firm of Landy & Landy amounted to $162,800, $161,600 and $160,600, respectively.

OTHER MATTERS

The Company has a three-year employment agreement and a five-year employment agreement with two of its executive officers. The agreements provide for base compensation, bonuses and fringe benefits, in addition to specified severance and retirement benefits. The Company is accruing these benefits over the terms of the agreements. Included in general and administrative expense for the year ended December 31, 2000 was $40,000 in expense relating to severance and retirement benefits.

In August, 1999, the Company entered into a lease for its corporate offices. The lease is for a five-year term at market rates with monthly lease payments of $12,000, plus its proportionate share of real estate taxes and common area maintenance. The lessor of the property is owned by certain officers and directors of the Company. The lease payments and the resultant lease term commenced on May 1, 2000. Approximately 50% of the monthly lease payment of $12,000, plus its proportionate share of real estate taxes and common area maintenance is reimbursed by other related entities utilizing the leased space (MCC and MREIC).

NOTE 10 – DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company has a Dividend Reinvestment and Stock Purchase Plan (DRIP). Under the terms of the DRIP, shareholders who participate may reinvest all or part of their dividends in additional shares of the Company at approximately 95% of the market price. Shareholders may also purchase additional shares at approximately 95% of their market price by making optional cash payments. Generally, dividend reinvestments and purchases of shares are made quarterly on March 15, June 15, September 15 and December 15.

NOTE 10 – DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN, (CONT'D.)

Effective June 24, 1998, the Company amended the Dividend Reinvestment and Stock Purchase Plan. Shareholders may no longer purchase additional shares by making optional cash payments. The dividend reinvestment feature of the Plan remains unchanged.

Amounts received and shares issued in connection with the DRIP for the years ended December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Amounts Received/Dividends Reinvested	$1,654,949	$1,686,031	$1,866,103
Number of Share Issued	135,418	163,491	227,945

NOTE 11 – DISTRIBUTIONS

The following dividends were paid to shareholders during the three years ended December 31, 2002, 2001 and 2000:

	2002		2001		2000	
Quarter Ended	Amount	Per Share	Amount	Per Share	Amount	Per Share
March 31	$1,602,746	$.2125	$1,442,387	$ .1950	$1,371,130	$ .1875
June 30	1,705,309	.2150	1,466,787	.1975	1,376,095	.1875
September 30	1,581,064	.2175	1,494,309	.2000	1,396,844	.1900
December 31	1,679,176	.2200	1,577,057	.2100	1,411,872	.1925
	$6,568,295	$.8650	$5,980,540	$ .8025	$5,555,941	$ .7575

Total distributions to shareholders for 2002 amounted to $6,568,295, or $.8650 per share, of which $.6738 was taxed as ordinary income and $.1912 was taxed as a long-term capital gain. This amount does not include the dividend resulting from the discount on shares purchased through the Company's Dividend Reinvestment and Stock Purchase Plan.

NOTE 12 – FEDERAL INCOME TAXES

The Company elected to be taxed as a REIT. As the Company has distributed all of its income currently, no provision has been made for Federal income or excise taxes for the years ended December 31, 2002, 2001 and 2000.

NOTE 13 - LEGAL MATTERS

There are no lawsuits pending against the Company that management believes will have a material effect on the financial condition or results of operations of the Company.

In the normal course of business, the Company is a Defendant in various legal cases, all of which are being defended by the Company's insurance carrier.

NOTE 14 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose certain information about fair values of financial instruments, as defined in SFAS No. 107, "Disclosures About Fair Value of Financial Instruments".

Limitations

Estimates of fair value are made at a specific point in time, based upon, where available, relevant market prices and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. All of the Company's securities available for sale have quoted market prices. However, for a portion of the Company's other financial instruments, no quoted market value exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions (many of which involve events outside the control of management). Such assumptions include assessments of current economic conditions, perceived risks associated with these financial instruments and their counterparties, future expected loss experience and other factors. Given the uncertainties surrounding these assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions or methodologies is likely to result in significantly different fair value estimates.

The fair value of cash and cash equivalents and notes receivables approximates their current carrying amounts since all such items are short-term in nature. The fair value of securities available for sale is based upon quoted market values. For 2002, the fair and carrying value of mortgages payable amounted to $43,543,545 and $43,321,884. For 2001, the fair and carrying values of mortgages payable amounted to $38,719,558 and $38,652,025, respectively. The fair value of mortgages payable is based upon discounted cash flows at current market rates for instruments with similar remaining terms.

NOTE 15 – SUPPLEMENTAL CASH FLOW AND COMPREHENSIVE INCOME INFORMATION

Cash paid during the years ended December 31, 2002, 2001 and 2000 for interest was $3,476,935, $2,971,894 and $2,805,401, respectively.

During the years ended December 31, 2002, 2001 and 2000, land development costs of $697,627, $954,585 and $1,063,099, respectively were transferred to investment property and equipment and placed in service.

During the years ended December 31, 2002, 2001 and 2000, the Company had dividend reinvestments of $1,654,949, $1,686,031 and $1,866,103, respectively which required no cash transfers.

NOTE 15 - SUPPLEMENTAL CASH FLOW AND COMPREHENSIVE INCOME INFORMATION, (CONT'D.)

The following are the reclassification adjustments related to securities available for sale included in Other Comprehensive Income:

	2002	2001	2000
Unrealized holding gains (losses) arising during the year	$1,242,378	$ 4,562,120	$ 1,428,525
Less: reclassification adjustment for gains realized in income	(794,950)	(530,324)	(257,142)
Net unrealized gains (losses)	$ 447,428	$ 4,031,796	$ 1,171,383

NOTE 16 - RECENT ACCOUNTING PRONOUNCEMENTS

In December, 2002, the Financial Accounting Standards Boards (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statement. The additional disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The Company has adopted the expanded disclosure requirements as of December 31, 2002.

UNITED MOBILE HOMES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002

Column A	Column B	Column C		Column D	Column E (1) (2)			Column F (1)	Column G	Column H	Column I
		Initial Cost			Gross Amount at Which Carried at 12/31/02						
Description	Encumbrances	Land	Site, Land & Building Improvements	Capitalization Subsequent to Acquisition	Land	Site, Land & Building Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Depreciable Life
Memphis, TN	$ 5,675,439	$ 250,000	$ 2,569,101	$ 1,351,939	$ 250,000	$ 3,921,040	$ 4,171,040	$ 2,735,686	prior to 1980	1986	3 to 27.5
Greenfield Center, N'	-0-	37,500	232,547	2,128,168	122,865	2,275,350	2,398,215	1,093,550	prior to 1970	1977	3 to 27.5
Vineland, NJ	(3)	320,000	1,866,323	816,859	408,206	2,594,976	3,003,182	1,843,046	1973	1986	3 to 27.5
Duncansville, PA	-0-	60,774	378,093	459,511	60,774	837,604	898,378	579,613	1961	1979	3 to 27.5
Cranberry Township	2,309,000	181,930	1,922,931	229,409	181,930	2,152,340	2,334,270	1,706,095	1974	1986	5 to 27.5
Clifton Park, NY	3,188,122	391,724	704,021	1,180,474	391,724	1,884,495	2,276,219	1,011,363	1972	1978	3 to 27.5
Apollo, PA	-0-	670,000	1,336,600	782,820	670,000	2,119,420	2,789,420	553,679	prior to 1980	1995	5 to 27.5
Cranberry Township	3,694,400	75,000	977,225	1,113,256	75,000	2,090,481	2,165,481	1,683,798	prior to 1980	1982	3 to 27.5
Millville, NJ	3,960,632	216,000	1,166,517	4,275,636	631,137	5,027,016	5,658,153	1,728,984	prior to 1980	1985	3 to 27.5
Kutztown, PA	-0-	145,000	1,695,041	4,229,199	404,239	5,665,001	6,069,240	1,501,360	1971	1979	5 to 27.5
Inkerman, PA	-0-	572,500	2,151,569	2,485,717	572,500	4,637,286	5,209,786	1,410,727	1970	1992	5 to 27.5
Monticello, NY	-0-	235,600	1,402,572	1,852,750	318,472	3,172,450	3,490,922	1,342,161	1972	1988	5 to 27.5
Navarre, OH	-0-	290,000	1,457,673	712,771	290,000	2,170,444	2,460,444	1,145,880	prior to 1980	1987	5 to 27.5
Cresson, PA	1,695,862	432,700	2,070,426	135,222	432,700	2,205,648	2,638,348	98,006	prior to 1980	2001	27.5
Memphis, TN	-0-	78,435	810,477	1,465,924	78,435	2,276,401	2,354,836	1,304,164	1955	1985	3 to 27.5
West Grove, PA	(3)	175,000	990,515	912,295	175,000	1,902,810	2,077,810	1,462,614	1971	1974	5 to 27.5
Carlisle, PA	-0-	37,540	198,321	917,876	145,473	1,008,264	1,153,737	713,999	1961	1969	3 to 27.5
Belle Vernon, PA	5,330,337	150,000	2,491,796	2,678,785	150,000	5,170,581	5,320,581	3,218,483	1973	1983	3 to 27.5
Marion, OH	-0-	236,000	785,293	2,308,521	236,000	3,093,814	3,329,814	1,210,555	1950	1986	3 to 27.5
Athens, OH	-0-	67,000	1,326,800	221,595	67,000	1,548,395	1,615,395	351,942	prior to 1980	1996	5 to 27.5
Magnolia, OH	3,615,247	270,000	1,941,430	1,734,314	270,000	3,675,744	3,945,744	2,249,508	prior to 1980	1985	5 to 27.5
Jackson, NJ	(3)	100,095	602,820	1,295,743	100,095	1,898,563	1,998,658	1,511,973	1969	1969	3 to 27.5
Hamburg, NY	2,762,313	424,000	3,812,000	123,467	424,000	3,935,467	4,359,467	723,879	prior to 1980	1997	27.5
Eatontown, NJ	(3)	157,421	280,749	201,949	135,421	504,698	640,119	371,566	1964	1978	3 to 27.5
Caledonia, OH	-0-	260,000	1,753,206	448,434	260,000	2,201,640	2,461,640	521,347	prior to 1980	1996	5 to 27.5
	32,231,352	$ 5,834,219	$ 34,924,046	$ 34,062,634	$ 6,850,971	$ 67,969,928	$ 74,820,899	$ 32,073,978			
Various	11,090,532 (3)										
	$ 43,321,884										

(1) Reconciliation:

	FIXED ASSETS 12/31/02	FIXED ASSETS 12/31/01	FIXED ASSETS 12/31/00	ACCUMULATED DEPRECIATION 12/31/01	ACCUMULATED DEPRECIATION 12/31/01	ACCUMULATED DEPRECIATION 12/31/00
Balance - Beginning of Year	$ 73,015,447	$ 68,265,859	$ 66,608,020	$ 29,763,492	$ 27,526,792	$ 25,357,748
Additions:						
Acquisitions	-0-	2,503,126	-0-	-0-	-0-	-0-
Improvements	2,952,693	2,710,384	2,017,051	-0-	-0-	-0-
Depreciation	-0-	-0-	-0-	2,433,867	2,360,623	2,260,130
Total Additions	2,952,693	5,213,510	2,017,051	2,433,867	2,360,623	2,260,130
Deletions	1,147,241	463,922	359,212	123,381	123,923	91,086
Balance - End of Year	$ 74,820,899	$ 73,015,447	$ 68,265,859	$ 32,073,978	$ 29,763,492	$ 27,526,792

(2) The aggregate cost for Federal tax purposes approximates historical cost.

(3) Represents one mortgage note payable secured by four properties.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED MOBILE HOMES, INC.

BY: /s/Eugene W. Landy
EUGENE W. LANDY
Chief Executive Officer

Dated: March 15, 2003

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

	Title	Date
/s/Eugene W. Landy EUGENE W. LANDY	Chief Executive Officer and Director	March 15, 2003
/s/Samuel A. Landy SAMUEL A. LANDY	President and Director	March 15, 2003
/s/Anna T. Chew ANNA T. CHEW	Vice President and Chief Financial Officer and Director	March 15, 2003
/s/Ernest V. Bencivenga ERNEST V. BENCIVENGA	Secretary/Treasurer and Director	March 15, 2003
/s/Charles P. Kaempffer CHARLES P. KAEMPFFER	Director	March 15, 2003
/s/James Mitchell JAMES MITCHELL	Director	March 15, 2003
/s/Richard H. Molke RICHARD H. MOLKE	Director	March 15, 2003
/s/Eugene Rothenberg EUGENE ROTHENBERG	Director	March 15, 2003
/s/Robert G. Sampson ROBERT G. SAMPSON	Director	March 15, 2003

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Directors

Ernest V. Bencivenga
Financial Consultant;
Secretary / Treasurer,
Monmouth Capital Corporation;
Treasurer, Monmouth Real Estate
Investment Corporation

Anna T. Chew
Certified Public Accountant;
Vice President and Controller,
Monmouth Capital Corporation;
Controller, Monmouth
Real Estate Investment Corporation

Charles P. Kaempffer
Certified Public Accountant;
Investor

Eugene W. Landy
Attorney at Law;
President, Monmouth Capital
Corporation; President, Monmouth
Real Estate Investment Corporation

Samuel A. Landy
Attorney at Law

James E. Mitchell
Attorney at Law;
General Partner,
Mitchell Partners, L.P.;
President, Mitchell Capital
Management, Inc.

Richard H. Molke
Vice President,
Remsco Associates, Inc.

Eugene Rothenberg
Investor;
Director, Monmouth Capital Corporation

Robert G. Sampson
General Partner,
SAMPCO Ltd.;
Investor

Officers

Eugene W. Landy
Chairman of the Board

Samuel A. Landy
President

Anna T. Chew
Vice President
and Chief Financial Officer

Ernest V. Bencivenga
Secretary / Treasurer

Corporate Information

Corporate Office
Juniper Business Plaza
3499 Route 9 North, Suite 3-C
Freehold, New Jersey 07728

Independent Auditors
KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Transfer Agent and Registrar
Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660

Stock Listing
AMEX - Symbol UMH

Internet Address
http: / / www.umh.com

E-Mail Address
umh@vitinc.com
raf@umh.com



ODE TO THE PORTER GRAY

Once more to the starting gate
Once more to the course
One memory more
Come see the Gray Horse
    one last time.

Great Gray Horse no longer swift
Owner, Driver, all, no longer young
See each other as we were then
Come see the Gray Horse
    one last time.

Shed a tear for the years gone by
Races won, races lost
Memories
Come see the Gray Horse
    one last time.

Eugene W. Landy
August, 1998


U M H

UNITED MOBILE HOMES, INC.

Juniper Business Plaza
3499 Route 9 North, Suite 3-C
Freehold, NJ 07728
(732) 577-9997